UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – 2Q26 Earnings Report

Content

Financial highlights & Key ratios9

Review of consolidated results13

Profitability & Comprehensive Income13

Net financial income14

Cost of risk & Asset quality20

Non-interest expenses & Efficiency25

Other comprehensive income, net of tax28

Income tax28

Loan portfolio31

Risk management32

Funding33

CER – UVA exposure36

Foreign currency exposure37

Liquidity & reserve requirements37

Capital39

Results by segment41

Results by subsidiaries48

Credit ratings48

Appendix I: Investment Securities Classification and Accounting Methodology49

Appendix IV: Banco Supervielle Financial Figures & Key Ratios52

Appendix V: Regulatory Environment53

About Grupo Supervielle S.A.62

Grupo Supervielle Reports 2Q26 Results

Return to profitability, with Adjusted ROAE of 12.4% excluding extraordinary severance charges from the rightsizing plan

Group headcount reduced 17% vs. year-end 2025, with AR$42 billion in annualized personnel savings and full run-rate benefit from 3Q26

NPL ratio improved to 5.5%, 210 bps below industry, with net cost of risk further easing to 5.6%

Buenos Aires, August 10, 2026 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three- and six-month period ended June 30, 2026.

Starting 1Q20, the Company began reporting results applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”) as established by the Central Bank.

Commenting on second quarter 2026 results, Patricio Supervielle, Grupo Supervielle’s Chairman & CEO, noted: The second quarter confirmed that the earnings recovery we anticipated in the first quarter is now underway. At the same time, the transformation of our operating model is beginning to translate into a structurally lower cost to serve, positioning us to compete more effectively by delivering simple, agile financial experiences, deepening principal bank relationships, and supporting a broader range of transactional, savings and credit needs as the cycle turns. We reported net income of AR$12.8 billion, equivalent to 4.4% ROAE. Excluding the extraordinary severance charges and salary savings associated with our rightsizing plan launched in March, structural net income reached AR$41.9 billion, equivalent to a 14.4% structural ROAE. Group headcount is now 17% below year-end 2025 with the implementation of these significant structural savings now largely in place. The full benefit is anticipated to become increasingly visible over the coming quarters.

Core earnings dynamics also continued to strengthen. Net interest income increased 13.1% sequentially, driving an 8.3% increase in net financial income. Net interest margin expanded to 20.3% from 17.7% in the prior quarter, supported mainly by a faster decline in funding costs as market interest rates settled at lower levels. While margin expansion benefitted temporarily from the lagged repricing of assets, the improvement provides further evidence of the recovery in our underlying earnings capacity. The efficiency ratio improved to 63.4% from 68.9% supported by stronger revenues, while excluding extraordinary severance charges it stood at 52.3%.

Credit demand and transactional activity in the private sector remained subdued during the quarter, reflecting a still-uneven recovery in economic activity and household demand. In this context, we prioritized disciplined origination and attractive risk-adjusted returns over volume. As a result, the loan book declined 1.4% sequentially, moderating from the 5.6% sequential contraction in the first quarter. Deposits increased 4.7% sequentially, further strengthening our liquidity position.

Asset quality improved during the quarter. The NPL ratio edged down to 5.5%, 210 bps below industry levels while net cost of risk further eased to 5.6% from 6.0%. NPL formation declined for a second consecutive quarter, and the stock of non-performing loans in constant pesos has decreased every month since February. These trends reflect the collection and refinancing initiatives implemented since December 2025, together with a more selective underwriting.

During the quarter we continued to advance our ecosystem strategy. Our recently launched alliance with Aerolíneas Argentinas strengthens the value proposition for our premium Identité segment and reinforces the differentiated positioning of our platform.  More recently, we entered into an agreement with Flash Argentina, created as part of the Mercado Libre ecosystem, to exclusively provide secured financing for used-vehicle transactions on the marketplace beginning in 4Q26. At IOL, assets under custody increased 11% sequentially in U.S. dollar terms, supported by onboarding of high-value clients and by increased mutual fund holdings in the retail segment, early evidence that our strategic shift towards this segment is beginning to translate into results.

Looking ahead, Argentina's macro backdrop continues to normalize at a faster pace than at the start of the year. Monthly inflation moderated to below 2% for the first time in almost a year, the fiscal anchor delivered another semiannual primary surplus, country risk narrowed materially and the Central Bank continued to build reserves.

Beyond these improvements in macroeconomic stability, a structural shift is under way toward an investment- and export-led growth model, supported by energy, mining and a growing pipeline of long-term projects under the RIGI framework.

With Argentina moving into this new phase, our priorities are clear: sustain the improvement in asset quality, capture the structural savings generated by the transformation of our operating model; and selectively resume growth in strategic products and economic sectors, keeping a clear focus on disciplined risk management and profitability. With a leaner cost structure, improving earnings capacity, and a solid CET1 ratio of 14.2%, Grupo Supervielle is well positioned to strengthen returns and capture the significant long-term growth opportunity presented by the normalization of Argentina's financial system," concluded Mr. Supervielle.

Second quarter 2026 Highlights

PROFITABILITY

The Company reported an Attributable Net Income of Ps.12.8 billion in 2Q26, compared to an Attributable Net Loss of Ps.18.2 billion in 1Q26 and Attributable Net Income of Ps.18.2 billion in 2Q25. In 1H26, the Company posted an Attributable Net Loss of Ps.5.4 billion, compared to an Attributable Net Income of Ps.29.4 billion in 1H25. During the quarter, the Company continued implementing the headcount rightsizing plan initiated in 1Q26 across its Banking ecosystem to align its workforce with the shift toward a more efficient distribution model, as a growing share of customer activity migrates to digital and virtual hub service channels. Group headcount was 17% below year-end 2025 levels by quarter-end. Excluding the related extraordinary severance charges, the Company posted an Adjusted Net Income of Ps.36.2 billion in 2Q26 and Ps.43.4 billion in 1H26.

Operating conditions continued to improve during 2Q26, supported by the ongoing disinflation process and the decline in interest rates that began in March. Lower rates throughout April, May and June further eased funding costs, supporting financial intermediation and a more stable operating environment. In this context, quarterly profitability benefited from stronger than anticipated growth in net financial margin, as funding costs repriced downward faster than interest-earning assets, driving a sequential expansion in spreads. Operating expenses remained broadly stable sequentially and continued to include extraordinary personnel costs associated with the implementation of the headcount rightsizing plan, at levels similar to those recorded in 1Q26. These charges are associated with a structurally lower cost base expected to benefit future periods.

Loan loss provisions continued to decelerate from the previous quarter, reflecting the sustained impact of portfolio management, collection and refinancing initiatives undertaken since late 2025, together with a disciplined and cautious origination strategy. Asset quality indicators remained broadly in line with March levels, stabilizing during the quarter and supporting evidence of the early inflection in portfolio performance anticipated in 1Q26. On a year-on-year (“YoY”) basis, provisioning levels continued to reflect higher delinquency across the loan portfolio, a trend that was observed industry-wide. Additionally, the loss from the net monetary position (RECPAM) declined sequentially, reflecting lower inflation during the quarter. Taken together, these dynamics contributed to higher Net Income in the quarter. Overall, first-half results reflected a transitional period, with underlying earnings trends improving.

2Q26 ROAE was 4.4% while adjusted ROAE was 12.4%, and Structural ROAE, which reflects the full run-rate of the salary savings associated with the headcount reductions under the voluntary retirement program, as if those reductions had been fully in effect throughout the period was 14.4%. ROAA was 0.6%. 1H26 ROAE was negative 0.9%, while adjusted ROAE was 7.4%, and structural ROAE was 9.0%. 1H26 ROAA was -0.1%.

In 2Q26, the Company reported Profit Before Income Tax of Ps.19.2 billion, compared to a Loss Before Income Tax of Ps.23.9 billion in 1Q26 and a Profit Before Income Tax of Ps.18.3 billion in 2Q25. This result included approximately Ps.36.0 billion in extraordinary personnel expenses associated with the headcount rightsizing plan initiated in 1Q26.

Excluding these extraordinary severance charges, Adjusted Profit Before Income Tax was Ps.55.2 billion.

The sequential improvement primarily reflects an 8.3% QoQ increase in Net Financial Income, which rose to Ps.294.5 billion, driven by an expansion in net financial margin as funding costs repriced downward faster than interest-earning assets. The improvement also reflects a 5.8% QoQ reduction in Loan Loss Provisions, which declined to Ps.68.0 billion, extending the downward trend from the Ps.126.6 billion peak reached in 4Q25 and AR$72.2 billion in 1Q26. Net Service Fee Income decreased 2.0% QoQ to Ps.63.3 billion, primarily reflecting lagged fee repricing and lower credit card volumes.

Operating expenses remained broadly stable sequentially and continued to include extraordinary severance charges recognized in both 1Q26 and 2Q26. On a YoY basis, results continued to reflect higher credit risk costs compared to 2Q25.

On a cumulative basis, the Company posted a Loss Before Income Tax of Ps.4.6 billion in 1H26, compared to a Profit Before Income Tax of Ps.32.7 billion in 1H25. Excluding extraordinary severance charges, Adjusted Profit Before Income Tax in 1H26 amounted to Ps.70.4 billion.

FINANCIAL MARGIN

During 2Q26, the Net Financial Income totaled Ps.294.5 billion in 2Q26, increasing 8.3% QoQ and 6.4% YoY. The sequential expansion reflects the decline in interest rates that began in March and continued throughout the quarter, driving a faster repricing of funding costs relative to interest-earning assets, therefore widening spreads. While yields on government securities and loan accrual rates declined in line with the disinflation process and the prevailing rate environment, funding costs eased at a significantly faster pace, with interest expenses declining 28.0% QoQ. This repricing dynamic resulted in a stronger than anticipated expansion in Net Financial income during the quarter. Net Financial Income plus the Result from exposure to changes in the purchasing power of the currency, totaled Ps.262.5 billion, increasing 15.4% QoQ and 10.5% YoY. The larger sequential increase relative to Net Financial Income reflects the lower loss from exposure to inflation, which declined 27.9% QoQ to

Ps.32.0 billion, driven by lower inflation during the quarter.

In 1H26, Net Financial Margin amounted to AR$566.4 billion, increasing 7.8% from 1H25.

Net Interest Margin (NIM) was 20.3% in 2Q26, expanding 253 bps QoQ, while declining 51 bps YoY. The sequential expansion reflects the faster decline in funding costs relative to asset yields throughout the quarter. Spreads widened across the balance sheet: NIM on the Loan Portfolio reached 20.8%, up 340 bps QoQ, while NIM on the Investment Portfolio was 17.8%, up 151 bps QoQ. AR$ NIM was 24.2% in 2Q26, expanding 351 bps QoQ and 191 bps YoY. The peso loan portfolio NIM rose 446 bps QoQ to 26.3%, capturing the full benefit of lower funding costs, while loan accrual rates repriced more gradually. The peso investment portfolio NIM increased 146 bps QoQ and 292 bps YoY to 20.0%, reflecting the more stable interest rate environment.

YoY, the decline in NIM reflects narrower loan spreads driven by a lower share of retail lending, together with a higher proportion of dollar‑denominated positions on the balance sheet.

ASSET QUALITY

The total NPL ratio was 5.5% as of June 30, 2026, down from 5.6% at the end of March 2026 and approximately 210 bps below the industry average. While the ratio continues to reflect the carry-over effects of credit stress from prior quarters in a challenging macroeconomic environment, portfolio dynamics have begun to improve, with delinquency indicators improving consistently since March. The 90-day delinquency ratio was 4.6% at the end of 2Q26, 90 bps below the reported NPL ratio. This gap reflects exposures classified as non-performing under Central Bank criteria that were performing or less than 90 days past due according to the Bank’s records. The Retail NPL ratio declined to 9.6% from 9.9% in March, while the retail 90-day delinquency ratio improved to 7.9% from 8.6%.

Quarterly NPL formation declined for the second consecutive quarter and stood approximately 20% below the 4Q25 peak, with retail NPL formation down 21% from that peak.

Measured in constant pesos, the stock of retail loans more than 90 days past due has declined every month since February 2026, ending the quarter 17% below its peak and 13% lower than in March. In the commercial portfolio, delinquency increased during the quarter, reflecting the lagged impact of the high-interest rate environment in prior months on SME customers, although NPL formation remained broadly stable versus 1Q26. These trends reflect improved collection and refinancing dynamics resulting from active portfolio management and a disciplined origination strategy, particularly in the retail segment, in place since early 2025. Origination cohorts since 4Q25 continue to perform meaningfully better.

Loan loss provisions (LLPs) declined 5.8% QoQ to AR$68.0 billion in 2Q26. This reduction was consistent with easing delinquency trends throughout the quarter and reflects the early benefits of the collection and refinancing initiatives implemented since December 2025, together with disciplined risk-adjusted loan origination.

On a YoY basis, LLPs increased 14.5%, reflecting the more challenging credit environment relative to early 2025. Net LLPs (LLPs net of recoveries and reversals) amounted to AR$62.2 billion in 2Q26, compared with AR$68.2 billion in 1Q26 and AR$57.6 billion in 2Q25. The net cost of risk eased to 5.6% in 2Q26 from 6.0% in 1Q26

The Coverage Ratio was 98.9% as of June 30. 2026, compared to 103.9% as of March 31, 2026, and 129.7% as of June 30, 2025.

The 90-day delinquent loans Coverage Ratio was 111% as of June 30, 2026.

NON-INTEREST EXPENSES & EFFICIENCY

Efficiency ratio was 63.4% in 2Q26, reflecting the impact of extraordinary personnel expenses related to the implementation of the voluntary retirement and headcount rightsizing plan, partially offset by higher revenues versus the prior quarter. Personnel expenses included AR$36.0 billion in extraordinary severance in 2Q26 compared with AR$. 39.0 billion in 1Q26. Excluding these items, the Efficiency ratio would have been 52.3%.

In 1H26, efficiency ratio was 66.0%. Excluding AR$ 75.0 billion of extraordinary severance costs, the 1H26 efficiency ratio would have been 54.0%.

LIQUIDITY

The Loans to Deposits Ratio was 72.6% as of June 30, 2026, compared to 77.1% as of March 31, 2026, and 71.7% as of June 30, 2025. The QoQ decline mainly reflects deposit growth during the quarter, combined with a reduction in the loan portfolio.

Total Deposits were AR$ 5,970.8 billion at quarter-end, increasing 4.7% QoQ and 7.5% YoY. The sequential increase was driven by asset and liability management initiatives and a seasonal increase in savings accounts. Total private sector deposits were AR$ 5,732.4 billion, increasing 7.5% QoQ and 7.4% YoY in real terms. AR$ deposits totaled AR$ 4,131.0 billion, increasing 7.0% QoQ and 2.5% YoY in real terms.

The QoQ performance of AR$ Deposits, up 7.0% or AR$269.3 billion, primarily reflects the seasonal growth in retail deposits, together with higher institutional funding resulting from asset and liability management initiatives. During the quarter, the company actively optimized its funding mix by increasing time deposits from institutional investors while reducing corporate and public sector time deposits, contributing to a lower funding cost.

The QoQ performance was driven by a 42.5%, or AR$766.3 billion, expansion in wholesale deposits with a shift from 1-day funding to time deposits, reducing higher cost corporates’ and public sector’ time deposits, together with a 2.5%, or AR$39.2 billion, increase in deposits from retail customers.

YoY, AR$ Deposits increased 2.5%, or AR$98.9 billion, mainly supported by growth in retail savings accounts and wholesale funding. Growth in retail savings accounts reflected the Bank’s initiatives to strengthen transactional relationships, including the remunerated account for payroll customers launched in early April 2025, while higher wholesale funding was supported by asset and liability management initiatives. These increases more than offset lower checking account balances and a decline in time deposits from companies, consistent with the Company’s active management of its funding mix and focus on lowering funding costs.

Foreign currency deposits amounted to US$1.2 billion, remaining flat QoQ and increasing 30.1% YoY. YoY growth reflects the success of the remunerated account launched in 2025 to attract dollar-denominated deposits, together with other initiatives launched in late 2024. Retail dollar deposits increased 43% YoY. FX deposits represented 31% of total deposits as of June 30, 2026, compared to 32% as of March 31, 2026, and 27% as of June 30, 2025.

ASSETS

Total Assets were AR$8,723.0 billion as of June 30, 2026, remaining flat QoQ and increasing 8.2% YoY. The sequential performance mainly reflected: i) a 3.7%, or AR$73.4 billion, increase in the public sector investment portfolio due to quarter-end allocation decisions, and ii) a 72.2%, or AR$ 99.5 billion, increase in the corporate notes  investment portfolio. These increases were partially offset by the following declines: i) 12.1%, or AR$191.4 billion, in cash and due from banks, reflecting lower regulatory liquidity needs at quarter-end, and ii) 1.1%, or AR$44.4 billion, in the loan portfolio (net of provisions), mainly AR$ loans, reflecting the deliberate prioritization of disciplined origination and attractive risk-adjusted returns over volume, while dollar‑denominated loans increased 6.3% in U.S-dollar terms. YoY asset growth was mainly supported by the following increases: i) 6.6%, or AR$252.3 billion, in the loan portfolio, ii) 16.5%, or AR$ 289.3 billion, in the public sector investment portfolio, and iii) 40.6%, or AR$68.6 billion,  in the corporate notes investment portfolio. Total average assets declined 8.6% QoQ and increased 7.4% YoY. The QoQ decline reflects asset and liability management, with average investment portfolio volumes and loans volumes decreasing 9% and 3%, respectively. The YoY increase reflects 15% growth in loan volumes.

Total net loans accounted for 46.9% of total assets as of June 30, 2026, down 70 basis points from 47.6% in 2Q25 and 60 bps from 47.5% in 1Q26. The Company remains committed to a loan‑centric strategy that prioritizes disciplined loan growth and risk-adjusted returns as macroeconomic conditions normalize.

The leverage ratio (Assets to Shareholders’ Equity) was 7.4x, down 10 bps QoQ, from 7.5x as of March 31, 2026, and increased 90 bps YoY, from 6.5x as of June 30, 2025. Average leverage ratio was 6.9x down 60 bps QoQ from 7.5x as of March 31, 2026, and increased 90 bps YoY, from 6.0x as of June 30, 2025.

Total Loans amounted to AR$4,332.0 billion as of June 30, 2026, decreasing 1.4% QoQ but increasing 8.9% YoY and 153.3% since March 31, 2024. Loan growth since March 31,     2024 has significantly outpaced the industry’s 139% increase, while remaining in line with the industry on a YoY basis.

The sequential decline was primarily driven by a 3.6% reduction in peso‑denominated loans reflecting soft loan demand and a disciplined origination strategy focused on attractive risk-adjusted returns, while U.S. dollar loans increased 6.3% in dollar terms.

CAPITAL

Common Equity Tier 1 Ratio (CET1) was 14.2%

as of June 30, 2026, declining from 15.4% in the prior quarter but remaining 30 basis points higher than a year earlier. The sequential decline primarily reflects higher RWA density, driven by an increase in market risk  associated with the expansion of the corporate notes portfolio.

Financial highlights & Key ratios

Information stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods provided for comparative purposes.

Highlights

INCOME STATEMENT	2Q26	1Q26	4Q25	3Q25	2Q25	% Change QoQ	% Change YoY	1H26	1H25	% Chg.
Net Interest Income	256.651	227.007	285.130	193.433	255.441	13,1%	0,5%	483.658	465.499	3,9%
NIFFI & Exchange Rate Differences	37.892	44.877	1.962	-35.884	21.510	-15,6%	76,2%	82.769	59.810	38,4%
Net Financial Income	294.543	271.884	287.092	157.548	276.951	8,3%	6,4%	566.427	525.310	7,8%
Net Service Fee Income (excluding income from insurance activities)	53.827	55.211	61.766	61.242	56.290	-2,5%	-4,4%	109.038	120.647	-9,6%
Income from Insurance activities	9.478	9.393	10.246	10.090	10.317	0,9%	-8,1%	18.872	22.294	-15,4%
RECPPC	-32.021	-44.423	-40.490	-36.773	-39.298	-27,9%	-18,5%	-76.444	-98.579	-22,5%
Loan Loss Provisions	-68.004	-72.187	-126.588	-73.494	-59.387	-5,8%	14,5%	-140.191	-104.437	34,2%
Personnel & Administrative Expenses	-182.015	-181.797	-167.058	-158.257	-161.453	0,1%	12,7%	-363.812	-316.240	15,0%
Profit (Loss) before income tax	19.249	-23.866	-43.403	-102.362	18.299	na	na	-4.617	32.718	na
Attributable Net income (Loss)	**12.844**	**-18.215**	**-22.814**	**-63.358**	**18.168**	**na**	**na**	**-5.371**	**29.406**	**na**
Adjusted Attributable Net income (Loss)	**36.221**	**7.160**						**43.381**		
Earnings (Loss) per Share (AR$)	29,3	-41,6	-52,1	-144,7	41,5			-12,3	66,8	
Earnings (Loss) per ADRs (AR$)	146,7	-208,1	-260,6	-723,7	207,5			-61,4	333,9	
Average Outstanding Shares (in millions)[1]	437,7	437,7	437,7	437,7	437,7			437,7	440,3	
Other Comprehensive Income (Loss)	4.445	1.444	9.485	-1.987	-7.040			5.889	-9.525	
Comprehensive Income (Loss)	17.289	-16.771	-13.330	-65.345	11.128	na	na	517	19.881	
BALANCE SHEET	**jun 26**	**mar 26**	**dec 25**	**sep 25**	**jun 25**	**QoQ**	**YoY**			
Total Assets	8.723.021	8.706.453	9.104.092	9.399.157	8.058.644	0,2%	8,2%			
Average Assets[2]	8.024.879	8.784.361	9.227.886	8.481.700	7.472.839	-8,6%	7,4%			
Total Loans & Leasing, net of allowances	4.087.203	4.131.579	4.383.206	4.097.200	3.834.885	-1,1%	6,6%			
Total Loans & Leasing[3]	4.332.046	4.393.480	4.653.800	4.292.998	3.979.640	-1,4%	8,9%			
Loans and financing & off balance guarantees	4.471.881	4.531.086	4.796.606	4.454.295	4.159.675	-1,3%	7,5%			
Total Deposits	5.970.757	5.701.691	5.981.210	6.376.682	5.552.063	4,7%	7,5%			
Attributable Shareholders' Equity	1.180.450	1.161.254	1.176.945	1.187.580	1.245.884	1,7%	-5,3%			
Average Attributable Shareholders' Equity[2]	1.167.923	1.167.092	1.184.839	1.222.068	1.244.984	0,1%	-6,2%

1.	As of June 30, 2026, the Company’s treasury held 4,940,665 Class B Shares which were repurchased by the Company under the second buyback program executed in 2024. As of February 10, 2026, 14,050,492 Class B shares repurchased under the first buyback program executed in 2022 expired and capital was cancelled in the same amount.
2.	Average Assets and average Shareholders’ Equity calculated on a daily basis.
3.	Gross Loans and Leasing before Allowances.
4.	Regulatory capital divided by risk weighted assets.
5.	Common Equity Tier 1 capital divided by risk weighted assets.
6.	Source: INDEC.

Subsidiaries' Highlights

The Table below provides main highlights from Grupo Supervielle subsidiaries.

Information stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods provided for comparative purposes.

Subsidiaries- Highlights	2Q26	1Q26	4Q25	3Q25	2Q25	% Change QoQ	% Change YoY
Banking Ecosystem	**Banking Ecosystem Net Income**	**8.023**	**(24.316)**	**(33.276)**	**(69.615)**	**12.319**	**na**	**-34,9%**
	Banking Ecosystem Adjusted Net Income	**31.400**	**1.059**					
	Banco Supervielle							
	Attributable Net income (Loss) (AR$ Mm.)	-3.543	-29.988	-51.739	-75.914	989	-88,2%	na
	Adjusted Attributable Net income (Loss) (AR$ Mm.)	19.215	-5.503					
	ROAE	-1,7%	-14,0%	-22,8%	na	0,4%		
	Adjusted ROAE	8,9%	-2,5%					
	Employees	2.422	2.686	2.917	2.941	2.980	-9,8%	-18,7%
	Bank branches	120	129	129	130	130	-7,0%	-7,7%
	Customers (million)	1,26	1,28	1,30	1,30	1,34	-1,4%	-5,4%
	Loans Market Share (eop)	2,6%	2,8%	2,8%	2,7%	2,7%		
	Deposits Market share (eop)	3,1%	3,0%					
	NPL Ratio	5,5%	5,6%	5,0%	3,9%	2,7%		
	Supervielle Asset Management (SAM)							
	Attributable Net income (Loss) (AR$ Mm.)	5.063	4.620	5.406	5.017	7.033	9,6%	-28,0%
	Assets Under Management (AR$ Bn.) [1]	1.244	1.196	1.162	1.151	1.287	4,0%	-3,3%
	Employees	9	12	12	11	11	-25,0%	-18,2%
	Market share	1,2%	1,3%	1,5%	1,6%	1,9%		
	Number of mutual funds	16	16	16	17	17		
	Supervielle Seguros							
	Attributable Net income (Loss) (AR$ Mm.)	5.407	4.029	7.090	3.929	5.336	34,2%	1,3%
	Combined Ratio	57,8%	68,6%	61,2%	67,7%	63,3%		
	Employees	99	110	128	131	140	-10,0%	-29,3%
	Insurance Policies	366.666	374.636	396.482	415.595	441.288	-2,1%	-16,9%
	IOL Invertironline							
	Attributable Net income (Loss) (AR$ Mm.)	4.821	6.101	10.462	6.257	5.849	-21,0%	-17,6%
	Customers (thousands)	572	596	566	544	603	-4,1%	-5,2%
	Assets Under Custody (AR$ Bn.)[1]	4.484	3.741	3.617	3.165	2.379	19,8%	88,5%
	Employees	211	206	192	180	165	2,4%	27,9%

1. Expressed in nominal terms in the currency of the respective date

Managerial information. Non-restated figures

The managerial information presented for 2Q26, 1Q26, 4Q25, 3Q25 and 2Q25 is not derived directly from accounting records as it is an estimate of non-restated figures excluding the impact of IAS 29 effective January 1, 2020. This information is only provided for comparative purposes with figures disclosed in previous years before the adoption of rule IAS 29.

Consolidated Balance Sheet Data - Non Restated Figures (In millions of Argentine Ps.)	jun 26	mar 26	dec 25	sep 25	jun 25
Assets					
Cash and due from banks	1.392.292,2	1.483.313,7	1.599.186,5	1.760.045,1	1.095.226,8
Securities at fair value through profit or loss	428.099,1	311.613,7	249.506,5	154.394,1	246.108,6
Derivatives	2.237,0	8.388,5	9.910,6	5.098,5	7.202,7
Repo transactions	221.369,5	9.742,0	3.657,0	503,5	-
Other financial assets	153.849,3	51.113,8	59.956,4	121.185,9	39.226,9
Loans and other financings	4.100.529,3	3.879.569,8	3.766.084,8	3.265.031,7	2.881.474,4
Other securities	1.173.157,5	913.980,8	822.360,2	960.323,6	1.109.499,7
Financial assets in guarantee	551.881,5	850.793,4	694.441,7	673.494,9	204.534,7
Current Income tax assets	-	-	-	-	-
Investments in equity instruments	7.996,8	5.385,3	5.685,9	6.145,3	5.003,3
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-
Property, plant and equipment	104.509,7	102.091,8	102.448,4	80.021,1	77.984,5
Property investments	90.268,4	90.752,4	91.901,6	70.545,6	70.705,1
Intangible Assets	171.553,6	165.509,4	160.398,7	149.948,9	138.563,3
Deferred tax assets	129.446,7	126.527,3	105.496,4	94.085,8	55.111,5
Other non-financial assets	41.811,7	33.067,5	29.449,1	24.698,0	26.525,8
Total assets	**8.569.002,3**	**8.031.849,5**	**7.700.483,8**	**7.365.522,0**	**5.957.167,2**
Liabilities and shareholders' equity					
Deposits:	5.970.756,7	5.340.418,1	5.118.886,5	5.060.470,6	4.157.672,7
Non financial public sector	237.871,9	345.031,4	131.280,9	161.318,2	160.047,6
Financial sector	533,8	1.524,7	744,0	657,3	283,2
Non financial private sector and foreign residents	5.732.350,9	4.993.862,1	4.986.861,6	4.898.495,2	3.997.341,8
Liabilities at a fair value through profit or loss	81.983,6	10.207,1	693,9	13.291,6	-
Repo transactions	319.290,0	547.174,7	393.411,4	386.339,2	55.559,4
Other financial liabilities	283.415,5	284.295,7	280.272,3	204.914,1	179.091,1
Financing received from Central Bank and others	562.128,7	603.947,1	480.793,7	360.207,9	85.734,9
Medium Term Notes	102.878,3	106.094,6	174.866,4	261.751,4	359.789,7
Current Income tax liabilities	(8.552,2)	3.256,5	647,3	3.123,1	5.213,4
Provisions	14.859,8	14.348,2	13.890,8	42.780,6	43.861,1
Deferred tax liabilities	(457,8)	(365,5)	(190,3)	1.515,5	545,9
Other non-financial liabilities	203.191,1	153.167,9	323.368,4	178.576,4	214.047,3
Total liabilities	**7.529.493,8**	**7.062.544,3**	**6.786.640,5**	**6.512.970,5**	**5.101.515,4**
Attributable Shareholders' equity	**1.038.740,1**	**968.578,3**	**913.137,4**	**851.882,1**	**854.956,7**
Non Controlling Interest	768,4	726,9	705,9	669,4	695,1
Total liabilities and shareholders' equity	**8.569.002,3**	**8.031.849,5**	**7.700.483,8**	**7.365.522,0**	**5.957.167,2**

2Q26 Earnings Videoconference Information

Date: Tuesday, August 11, 2026

[Time: 11:00 AM ET (12:00 PM Buenos Aires Time)]

Register in advance for this webinar:

https://us06web.zoom.us/webinar/register/WN_FY6QRHPnQnWCEwxa1Yn8ug

Overview

During the second quarter of 2026, the macroeconomic environment showed further signs of stabilization, supported by disciplined fiscal policy, continued reserve accumulation by the Central Bank (BCRA), declining inflation, and lower financial and foreign exchange volatility. However, the recovery in economic activity remained uneven across sectors, amid still relatively restrictive monetary conditions and domestic demand that continued to expand at a more moderate pace. Growth remained led by export-oriented sectors, particularly Agriculture, Oil & Gas (including mining), and Financial Intermediation, which benefited from a stronger external sector and rising exports. In contrast, sectors more closely linked to domestic consumption, such as Manufacturing and Commerce, continued to exhibit weak performance.

Inflation, which had peaked during the first quarter, resumed its downward trajectory in the second quarter, falling below 2% monthly in June for the first time since August 2025. This decline was largely driven by a significant slowdown in regulated-prices inflation, which decreased from 4.7% in April to 2.3% in June.

The quarter was also marked by a faster pace of net foreign currency purchases by the BCRA, which increased from nearly US$4.4 billion in the first quarter to US$6.7 billion in the second quarter. In addition, the country received two successive sovereign credit rating upgrades, from Fitch in May and S&P in June. These developments underscore the effectiveness of the macroeconomic stabilization program in strengthening the country's macroeconomic fundamentals, as evidenced by increasingly supportive market responses.

On the external front, the trade surplus recorded during the first quarter was sustained in the second quarter, supported by strong agricultural exports and record levels of oil production achieved month after month. Beyond higher export volumes, the final month of the quarter also benefited from higher agricultural and energy commodity prices, partly driven by the armed conflict in the Middle East. As a result, the trade balance surplus increased from US$5.6 billion in the first quarter to US$8.4 billion in the second quarter, representing an increase of approximately 50%.

Looking ahead, according to the Central Bank’s Market Expectations Survey (REM) as of July, 2026, GDP is expected to grow 2.7% in 2026, with annual inflation projected at 29.8%, a TAMAR rate of 22% by year-end, and a year‑end exchange rate of AR$1,652 per U.S. dollar, pointing to a more predictable macro‑financial environment.

Review of consolidated results

Profitability & Comprehensive Income

Grupo Supervielle offers a wide range of financial and non-financial services and has over 135 years of experience operating in Argentina. The Company is committed to accompany its customers in their daily lives with simple and agile financial experiences. Grupo Supervielle operates different platforms and brands and has developed a diversified ecosystem tailored to the needs of its target clients. Since May 2016, Grupo Supervielle’s shares have been listed on the ByMA and NYSE. The Company operates through the following subsidiaries: i) Banco Supervielle, the seventh largest private bank in Argentina by loan portfolio size; ii) Supervielle Seguros, an insurance company; iii) Supervielle Productores Asesores de Seguros, an insurance broker; iv) Supervielle Asset Management, a mutual fund management company; v) Supervielle Securities, a brokerage firm offering services to institutional and corporate customers; vi) IOL, the leading online retail broker; vii) Portal Integral de Inversiones, a platform providing online financial investment products; and viii) MILA, a specialized company providing auto loan  products. Sofital, a holding company that owns shares in Grupo Supervielle’s subsidiaries, Cordial Servicios, IOL Agente de Valores S.A., and IOL Holding S.A. a holding company that owns IOL’s, Portal Integral de Inversiones’ and IOL Agente de Valores’ shares, are also part of the Group.

Income Statement						% Change				
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	2Q26	1Q26	4Q25	3Q25	2Q25	QoQ	YoY	1H26	1H25	% Chg.
Consolidated Income Statement Data IFRS:										
Interest income	442.962,8	485.757,9	601.400,5	538.848,3	485.900,6	-8,8%	-8,8%	928.720,7	910.491,7	2,0%
Interest expenses	-186.311,8	-258.751,0	-316.270,7	-345.415,6	-230.459,8	-28,0%	-19,2%	-445.062,8	-444.992,5	0,0%
Net interest income	**256.651,0**	**227.007,0**	**285.129,9**	**193.432,7**	**255.440,8**	**13,1%**	**0,5%**	**483.658,0**	**465.499,2**	**3,9%**
Net income from financial instruments at fair value through profit or loss	55.621,0	3.383,0	8.501,8	16.220,2	31.034,7	1544,1%	79,2%	59.004,0	63.827,7	-7,6%
Result from recognition of assets measured at amortized cost	10.366,4	634,0	8.539,2	-7.402,5	-788,5	na	na	11.000,4	4.780,0	na
Exchange rate difference on gold and foreign currency	-28.095,0	40.859,6	-15.078,5	-44.702,0	-8.736,4	na	na	12.764,5	-8.797,4	na
NIFFI & Exchange Rate Differences	**37.892,4**	**44.876,5**	**1.962,5**	**-35.884,2**	**21.509,7**	**-15,6%**	**76,2%**	**82.768,9**	**59.810,4**	**38,4%**
Net Financial Income	**294.543,4**	**271.883,5**	**287.092,4**	**157.548,4**	**276.950,5**	**8,3%**	**6,4%**	**566.426,9**	**525.309,5**	**7,8%**
Fee income	69.204,8	71.143,9	78.797,7	78.886,5	73.446,2	-2,7%	-5,8%	140.348,7	154.911,9	-9,4%
Fee expenses	-15.377,9	-15.932,8	-17.032,0	-17.644,6	-17.156,0	-3,5%	-10,4%	-31.310,8	-34.265,0	-8,6%
Income from insurance activities	9.478,5	9.393,4	10.246,5	10.089,8	10.317,5	0,9%	-8,1%	18.871,8	22.294,1	-15,4%
Net Service Fee Income	**63.305,3**	**64.604,4**	**72.012,2**	**71.331,7**	**66.607,7**	**-2,0%**	**-5,0%**	**127.909,8**	**142.941,1**	**-10,5%**
Subtotal	**357.848,7**	**336.487,9**	**359.104,6**	**228.880,1**	**343.558,2**	**6,3%**	**4,2%**	**694.336,6**	**668.250,6**	**3,9%**
Result from exposure to changes in the purchasing power of the currency	**-32.020,9**	**-44.422,7**	**-40.489,9**	**-36.773,3**	**-39.298,2**	**-27,9%**	**-18,5%**	**-76.443,6**	**-98.578,8**	**-22,5%**
Other operating income	20.767,5	20.038,0	24.318,7	18.042,4	16.657,8	3,6%	24,7%	40.805,5	33.554,0	21,6%
Loan loss provisions	-68.003,8	-72.187,1	-126.587,7	-73.493,8	-59.386,8	-5,8%	14,5%	-140.190,9	-104.437,3	34,2%
Net Operating Income	**278.591,6**	**239.916,1**	**216.345,7**	**136.655,4**	**261.531,1**	**16,1%**	**6,5%**	**518.507,7**	**498.788,6**	**4,0%**
Personnel expenses	-119.330,9	-118.693,8	-89.827,5	-95.172,7	-101.161,8	0,5%	18,0%	-238.024,6	-197.381,3	20,6%
Administration expenses	-62.683,7	-63.103,6	-77.230,1	-63.083,8	-60.291,3	-0,7%	4,0%	-125.787,3	-118.859,0	5,8%
Depreciations and impairment of assets	-24.260,5	-23.702,7	-23.393,3	-21.786,3	-20.915,1	2,4%	16,0%	-47.963,1	-41.118,7	16,6%
Turnover tax	-31.570,5	-38.129,0	-39.003,7	-38.104,7	-33.970,1	-17,2%	-7,1%	-69.699,5	-65.733,0	6,0%
Other operating expenses	-21.497,0	-20.152,9	-30.294,0	-20.869,8	-26.894,0	6,7%	-20,1%	-41.649,9	-42.978,8	-3,1%
Profit (Loss) before income tax	**19.249,0**	**-23.865,8**	**-43.402,9**	**-102.361,9**	**18.298,7**	**na**	**na**	**-4.616,8**	**32.717,8**	**na**
Income tax	-6.407,6	5.618,8	20.540,6	37.662,3	258,7	-	-	-788,8	-2.051,3	na
Net income (loss) for the year	12.841,3	-18.247,0	-22.862,3	-64.699,7	18.557,4	na	na	-5.405,6	30.666,5	na
Net income (Loss) for the year attributable to parent company	**12.843,6**	**-18.214,8**	**-22.814,5**	**-63.358,0**	**18.167,9**	**na**	**-29,3%**	**-5.371,2**	**29.406,0**	**na**
Net income (Loss) for the year attributable to non-controlling interest	-2,2	-32,1	-47,9	-1.341,6	389,6	na	na	-34,4	1.260,5	
Adjusted Net Income	**36.221,2**	**7.160,1**						**43.381,3**		
ROAE	**4,4%**	**-6,2%**	**-7,7%**	**na**	**5,8%**			**-0,9%**	**4,7%**	
Adjusted ROAE	**12,4%**	**2,5%**						**7,4%**		
ROAA	**0,6%**	**-0,8%**	**-1,0%**	**na**	**1,0%**			**-0,1%**	**0,8%**

Net financial income

Net Financial Income includes Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI-, and Exchange Rate Differences on Gold and Foreign Currency

Net Financial Margin totaled Ps.294.5 billion in 2Q26, increasing 8.3% QoQ and 6.4% YoY. The sequential expansion reflects the decline in interest rates that began in March and continued throughout the quarter, driving a faster repricing of funding costs relative to interest-earning assets rates, therefore widening spreads. While yields on government securities and loan accrual rates declined in line with the disinflation process and the prevailing rate environment, funding costs eased at a significantly faster pace, with interest expenses declining 28.0% QoQ. This repricing dynamic resulted in a stronger-than-anticipated expansion in the net financial margin during the quarter.

Adjusted Net Financial Income (Net Financial Income plus the Result from exposure to changes in the purchasing power of the currency) totaled Ps.262.5 billion, increasing 15.4% QoQ and 10.5% YoY. The stronger sequential performance reflects the lower loss from exposure to inflation, which declined 27.9% QoQ to Ps.32.0 billion, driven by lower inflation during the quarter.

In 1H26, Net Financial Margin totaled AR$566.4 billion, increasing 7.8% from 1H25.

As of June 30, 2026, securities classified as Held to Maturity had a book value of AR$831.1 billion and a fair value of AR$836.2 billion, implying an unrealized mark-to-market gain of AR$5.1 billion.

The table below provides a detailed breakdown of Net Financial Income by Client Interest Income, Market Related Income, and Interest Expenses:

1.	Includes the yield on dual bonds holdings. The dual bond is a government security denominated in US$ but hedging against inflation and FX depreciation. This government bond accrues the highest yield between Inflation adjusted bonds (CER) and FX depreciation.

The following tables provide a breakdown of 2Q26 variations in Net Financial Margin by volume and rate.

(In millions of AR$ stated in terms of the measuring unit current at the end of the reporting period)

●	Positive (negative) changes for interest-earning assets reflect a positive (negative) impact on net financial margin. For interest-bearing liabilities, positive changes indicate a negative impact on net financial margin due to higher funding costs, while negative changes indicate a positive impact due to lower funding costs.

The table below provides further details on the yields of the AR$ Investment Portfolio, broken down by the classification of each security. For Securities classified as Held to Maturity, interest income is recognized within Net Interest Margin, and the instruments are carried at amortized cost. For securities classified as Available for Sale, interest income is also recognized in Net Interest Margin, while changes in fair value are recognized in Other Comprehensive Income. For securities classified as Held for Trading, changes in fair value are recognized in Net Income from Financial Instruments.

Total income from the AR$ investment portfolio totaled AR$132.1 billion in 2Q26, declining 19.4% QoQ and 7.1% YoY. The sequential decline reflects lower average volumes following asset and liability management, together with lower yields on AR$‑denominated government securities, which declined in line with the prevailing interest rate environment.

YoY, the 7.1% decrease in the yield from AR$ securities primarily reflects lower average portfolio volumes.

The tables below provide further information on Interest-Earning Assets and Interest-Bearing Liabilities.

(In millions of AR$ stated in terms of the measuring unit current at the end of the reporting period)

1.	2Q26, 1Q26, 4Q25, 3Q25 and 2Q25 include AR$ 31.1 billion, AR$29.7 billion, AR$28.7 billion, AR$ 26.5 billion and AR$20.5 billion, respectively, of US$ loans, mainly credit cards with US$ balances.

The following tables provide a breakdown of Interest-Bearing Liabilities by currency.

(In millions of AR$ stated in terms of the measuring unit current at the end of the reporting period)

The yield on interest-earning assets reflects interest income on loans and returns from the Company’s AR$ and U.S. dollar-denominated investment portfolios. The yield on interest-bearing liabilities comprises interest expenses but excludes FX differences, net gains or losses from currency derivatives, and the impact of exchange rate fluctuations on FX liabilities. As a result, the 2Q26 yield on interest-bearing liabilities, as presented in this table, does not reflect the 7% QoQ and 24% nominal depreciation of the peso as of June 30, 2026. These effects are instead captured in the “Exchange Rate Differences on Gold and Foreign Currency” line item in the income statement. The AR$ cost of funds declined by approximately 360 bps QoQ, primarily reflecting the repricing of deposits and other interest‑bearing liabilities as market interest rates eased, together with an 11.1% decline in the volume of interest‑bearing liabilities. AR$ low and non‑interest‑bearing deposits decreased 9.4% QoQ. The US$ cost of funds decreased by 30 bps to 2.7% in 2Q26, from 3.0% in 1Q26 but remained above the 1.8% in 2Q25.

Net Interest Income was AR$256.7 billion, compared to AR$227.0 billion in 1Q26 and AR$255.4 billion in 2Q25. This line-item includes interest earned on loans, market-related income from government securities measured at amortized cost, and interest expenses, but excludes results from the investment portfolio held for trading, which are reported under Net Income from financial instruments (NIFFI). For a comprehensive view of the drivers behind Net Interest Income, including a comprehensive breakdown of loan and investment portfolio yields, as well as total interest expenses, please refer to the Net Financial Income section.

Interest income decreased 8.8% QoQ and 8.8% YoY, to AR$443.0 billion in 2Q26.

1.	Others include interest income from securities at amortized cost, results from other securities recorded as available for sale and results from securities issued by the Central Bank and from Repo Transactions.

Interest expenses decreased 28.0% QoQ and 19.2% YoY, to AR$186.3 billion in 2Q26.

(In millions of AR$ stated in terms of the measuring unit current at the end of the reporting period)

Net Income from financial instruments and Exchange rate differences recorded a gain of AR$37.9 billion in 2Q26, compared with gains of AR$44.9 billion in 1Q26 and AR$21.5 billion in 2Q25. The QoQ decline was driven by a net loss from exchange rate differences, partially offset by higher yield on securities held for trading purposes and term operations. The YoY increase was mainly attributable to higher income from securities held for trading and term operations, which more than offset the net loss from exchange rate differences. The net loss from exchange rate differences is mainly due to the impact of FX depreciation on liabilities, while the corresponding FX depreciation on U.S. dollar assets is recognized in other income statement line items under IFRS.

Total income from US$ denominated operations and securities amounted to AR$7.8 billion in the quarter, compared to a loss of AR$5.3 billion in 1Q26 and a gain of AR$23.8 billion in 2Q25.

The AR$13.1 billion sequential improvement reflects the positive contribution from term operations, higher income from the U.S. dollar investment portfolio. Results from U.S. dollar-denominated securities and term operations amounted to AR$35.9 billion in the quarter, while FX operations with retail, corporate and institutional customers generated gains of AR$11.9 billion. Together, these results more than offset the AR$40.0 billion FX loss on U.S. dollar-denominated liabilities. Under IFRS, the FX impact on U.S. dollar-denominated assets, including securities and term operations, is recognized within their respective line items rather than within exchange rate differences. As a result, the exchange rate differences line, read on a standalone basis, does not reflect the economic performance of a substantially matched U.S. dollar balance sheet.

Exchange rate differences amounted to a net loss of AR$28.1 billion, compared to a net gain of AR$40.9 billion in 1Q26. This reflects an AR$40.0 billion loss from the impact of peso depreciation on U.S. dollar-denominated liabilities, compared with the gain generated by peso appreciation in the prior quarter, partially offset by the AR$11.9 billion in trading gains from FX operations with customers.

On a YoY basis, performance mainly reflects a greater FX impact of peso depreciation on higher average balances of U.S. dollar-denominated liabilities and lower income from the US$ investment portfolio, partially offset by higher results from term operations. As noted above, the economic return from the use of these funds, primarily interest income generated through lending activities, is captured within interest income and therefore is not fully reflected in the results from U.S. dollar-denominated operations.

1. Includes Gains on Trading from FX Operations with retail, corporate and institutional customers, and Exchange rate differences on gold and foreign currency.

2. Includes the yield on dual bonds. The dual bond is a government security denominated in US$ which provides a hedge against inflation and FX depreciation. This government bond accrues the highest yield between inflation adjusted bonds (CER) and FX depreciation.

3. US$ and US$ linked Government Securities held for Trading.

The tables below provide further details on Exchange rate differences composition:

1.	The FX result on liabilities is offset by the FX result on the U.S. dollar securities position.
2.	Results on trading from FX operations with customers included gains from transactions with retail customers of: AR$3.0 billion in 2Q26, AR$3.3 billion in 1Q26, AR$5.0 billion in 4Q25, AR$4.0 billion in 3Q25 and AR$3.1 billion in 2Q25.

Net Interest Margin (NIM) reached 20.3% in 2Q26, expanding 253 bps QoQ while declining 51 bps YoY. The sequential expansion reflects funding costs easing faster than asset yields throughout the quarter. Spreads widened across the balance sheet. NIM on the Loan Portfolio reached 20.8%, up 340 bps QoQ, while NIM on the Investment Portfolio was 17.8%, up 151 bps QoQ.

AR$ NIM was 24.2% in 2Q26, expanding 351 bps QoQ and 191 bps YoY. The peso loan portfolio NIM rose 446 bps QoQ to 26.3%, capturing the benefit of lower peso funding costs while loan accrual rates repriced more gradually. The peso investment portfolio NIM increased 146 bps QoQ and 292 bps YoY to 20.0%, reflecting a more stable interest rate environment.

YoY, the decline in NIM reflects narrower loan spreads driven by a lower share of retail lending, together with a higher proportion of dollar‑denominated positions on the balance sheet.

The tables below provide further details on NIM breakdown for the Loan and Investment portfolios, as well as summary information on average Assets and Liabilities, interest rates on assets and liabilities, and market rates.

Cost of risk & Asset quality

Loan loss provisions (LLPs) declined 5.8% QoQ to AR$68.0 billion in 2Q26. This reduction was consistent with easing delinquency trends throughout the quarter and reflects early benefits from collection and refinancing initiatives implemented by the Company since December 2025, together with disciplined risk-adjusted loan origination.

On a YoY basis, LLPs increased 14.5%, reflecting more challenging credit conditions compared with early 2025.

Net LLPs (LLPs net of recoveries and reversals) amounted to AR$62.2 billion in 2Q26, compared with AR$68.2 billion in 1Q26 and AR$57.6 billion in 2Q25.

The table below provides a detailed breakdown of loan loss provisions by customer segment:

* Other includes allowances reversed in Other Income line item, and provision for unused balances of overdrafts and credit cards in Other Expenses line item of the Income Statement

The most significant variables used to estimate the Expected Credit Loss (ECL) in 2026 are presented below:

Parameter	Segment	Macroeconomic Variable
Probability of Default	Personal & Business Segment	Inflation
Economic Activity
Private Sector Deposits
	Corporate Banking	Inflation
Interest Rate (Badlar) Private Sector Deposits Blue chip swap rate

Beginning January 1, 2026, Argentine banks have applied the financial impairment requirements set forth in Section 5.5 of IFRS 9. Additionally, since 2020 the Central Bank of Argentina has introduced a temporary exclusion from the IFRS 9 impairment model for debt securities issued by the Argentine government.

Cost of Risk decreased to 6.1% in 2Q26, from 6.4% in 1Q26, but increased from 5.6% in 2Q25. Net Cost of Risk, defined as Loan Loss Provisions, net of recoveries from charged-off loans and allowance reversals, was 5.6% in 2Q26, declining from 6.0% in 1Q26, but increasing 10 bps from 5.5% in 2Q25.

As of June 30, 2026, the Provisioning Ratio for the total loan portfolio stood at 5.4%, compared to 5.8% as of March 31, 2026, and 3.6% as of June 30, 2025.

The table below provides a year-to-date analysis of the allowance for loan losses:

Analysis of the Allowance for Loan Losses	Balance at the beginning of the period	12-month ECL	Lifetime ECL		Result from exposure to changes in the purchasing power of the currency in Allowances	Balance at the end of the period
			Financial assets with significant increase in credit risk	Credit-impaired financial assets		
Loans and Other Financings	270,441.7	- 7,493.2	- 17,901.0	38,248.1	- 38,990.2	244,305.4
Other Financial Entities	503.1	458.4	-	-	- 72.5	889.0
Non Financial Private Sector	269,938.6	- 7,951.7	- 17,901.0	38,248.1	- 38,917.6	243,416.4
Overdraft	11,296.1	- 1,988.2	- 75.5	9,232.2	- 1,628.6	16,836.0
Unsecured Corporate Loans	16,306.2	- 440.6	- 906.2	1,796.5	- 2,350.9	14,405.0
Mortgage Loans	1,200.4	464.2	1,195.4	2,187.5	- 173.1	4,874.4
Automobile and other secured loans	47,438.4	- 848.3	- 2,995.0	- 1,868.4	- 6,839.3	34,887.4
Personal Loans	130,568.9	- 6.4	- 3,331.0	10,537.2	- 18,824.4	118,944.2
Credit Cards	51,894.7	- 4,522.2	- 10,223.5	14,997.9	- 7,481.8	44,665.1
Receivables from financial leases	4,227.0	- 355.7	- 481.1	182.1	- 609.4	2,962.8
Other	7,007.1	- 254.4	- 1,084.1	1,183.2	- 1,010.2	5,841.5
Other Securities	375.2	- 0.0	-	- 1.1	- 54.1	320.1
Other Commitments	412.6	- 86.6	68.3	236.7	- 59.5	571.4
Unused credit card balances	4,561.3	203.1	357.6	-	- 657.6	4,464.4
Agreed Revocable Overdraft	1,194.7	- 187.7	- 97.7	-	- 172.2	737.0
Total Allowances	**276,985.5**	**- 7,564.4**	**- 17,572.8**	**38,483.7**	**- 39,933.6**	**250,398.4**

The total NPL ratio was 5.5% at the end of 2Q26, down from 5.6% in March 2026 and approximately 210 bps below the industry average. While the ratio continues to reflect the carry-over of credit stress from prior quarters in a challenging macroeconomic environment, portfolio dynamics have inflected, with delinquency indicators improving since March. The 90-day delinquent loans ratio was 4.6% at the end of 2Q26, 90 bps below the reported NPL ratio. The gap reflects exposures classified as non-performing under Central Bank regulations despite being performing or less than 90 days past due according to Bank’s records. The Retail NPL ratio declined to 9.6% from 9.9% in March, while the retail 90-day delinquency ratio improved to 7.9% from 8.6%. Quarterly NPL formation declined for a second consecutive quarter and now stood approximately 20% below the 4Q25 peak, with retail formation down 21% over the same period. Measured in constant pesos, the stock of retail loans more than 90 days past due has declined every month since February 2026, ending the quarter 17% below its peak and 13% lower than in March. In the commercial portfolio, delinquency continued to build during the quarter, reflecting the lagged impact of the high-interest rate environment on SME customers, although formation remained broadly stable compared with 1Q26.

These trends reflect the benefits of active portfolio management, including improved collection and refinancing performance, together with a disciplined origination strategy, particularly in the retail segment, in place since early 2025. Origination cohorts since 4Q25 continue to perform meaningfully better.

1.	Includes allowances related to the loan portfolio and off-balance accounts.
2.	These figures have been restated by applying a general price index, so the result in comparative figures is presented in terms of the current unit of measurement as of the closing date of the reporting period and does not reflect the total outstanding of the portfolio written off.
3.	Car loans is included in commercial loans classified as consumer-equivalent exposures.

The table below provides managerial information on charge-offs in AR$ measured in historical currency:

1. These figures do not include the amounts from the sale of loan portfolio that had not been previously written off. No loan portfolio sales were made in 2Q26, 1Q26, 4Q25 and 3Q25. The amount of loan portfolio sold in 2Q25 amounted to 4.1 billion.

1.	NPL ratio includes guarantees granted to customers.

The Coverage ratio was 98.9% as of June 30, 2026, compared to 103.9% as of March 31, 2026, and 129.7% as of June 30, 2025. On an adjusted basis, considering loans to individuals more than 90 days past due at the Bank, the coverage ratio was 111%.

Net service fee income & Income from insurance activities

Net service fee income (excluding Income from Insurance Activities) totaled AR$53.8 billion in 2Q26, declining 2.5% QoQ, or AR$1.4 billion, and 4.4% YoY, or AR$2.5 billion.

QoQ, the decrease was primarily driven by a 4.7%, or AR$1.7 billion, decline in Net Service Fee Income generated by the Bank, reflecting lagged fee repricing and lower credit card volumes. Asset Management Fees contracted 1.9%, or AR$133.8 million, reflecting lower activity levels in the asset management business. Net Fee Income from the IOL brokerage business remained broadly stable, increasing 0.9%, or AR$0.1 billion.

YoY, Net Service Fee income declined 4.4%, or AR$2.5 billion, reflecting lower contributions from the Banking Business, as well as weaker YoY performance in the asset management business.

1. Other Fee Income includes certain insurance fees, and fees from the sale of non-financial services through Cordial Servicios, among others.

Fee income in 2Q26 was AR$69.2 billion, declining 2.7% QoQ, or AR$1.9 billion, and 5.8% YoY, or AR$4.2 billion.

Sequentially, the performance mainly reflected the following declines: i) 4.3%, or AR$2.2 billion, in Banking fees, primarily due to lagged fee repricing, ii) 1.9%, or AR$133.8 million, in Asset Management fees, and iii) 7.1%, or AR$1.2 billion, in credit card commissions. Brokerage fees increased 1.7%, or AR$241.9 million, reflecting higher assets under custody in the quarter.

YoY, the decline in fee income primarily reflects decreases of 33.8%, or AR$3.5 billion, in Asset Management Fees and 6.6%, or AR$3.4 billion, in Banking fees. These were partially offset by a 25.8%, or AR$3.0 billion, increase in brokerage fees.

Non‑banking fees accounted for approximately 31% of total fees (excluding Income from Insurance Activities) in 2Q26, compared to 30% in both 1Q26 and 2Q25.

Service fee expenses decreased 3.5% QoQ and 10.4% YoY, primarily reflecting lower credit card processing fees.

1 Other Fee Income includes certain insurance fees, and fees from the sale of non-financial services through Cordial Servicios, among others.

Deposit accounts were the largest contributor to service fee income, representing 36% of the total fee income, compared with 37% in 1Q26, and 37% in 2Q25. Credit-card fees accounted for 22%, compared with 23% in 1Q26 and 22% in 2Q25. IOL’s brokerage fees contributed 21%, up from 20% in 1Q26 and from 16% in 2Q25. Asset management fees accounted for 10%, unchanged QoQ but down from 14% in 2Q25.

Banking Business

Fee income from the Banking Business totaled AR$47.9 billion, declining 4.3% QoQ and 6.6% YoY.

●	Deposit Accounts and Bundled Banking Services

Deposit Account fees decreased 3.3% QoQ and 8.1% YoY reflecting the limited impact of fee repricing initiatives.

●	Credit & Debit Cards

Credit Card commissions decreased 7.1%, or AR$1.2 billion, QoQ to AR$15.3 billion in 2Q26, and 4.5%, or AR$719.4 million, YoY. In 1Q26 and 2Q26 Credit Card fees included a AR$1.5 billion and AR$943 million payments respectively from credit card processors.

During 2Q26, total Credit Card transactions at the Bank decreased 1.1% QoQ and 10.4% YoY, while other credit card-related fees, mainly renewal charges and loyalty program membership fees, increased 8% QoQ and 4% YoY in real terms.

●	Loan Operations (Commercial loans)

Loan-related fees amounted to AR$56.7 million in 2Q26, decreasing 60.3%, or AR$86.0 million, QoQ, and 68.3%, or AR$121.9 million, YoY. Leasing commissions amounted to AR$494.6 million, decreasing 12.0% QoQ and 15.4% YoY.

IOL Brokerage Business

1.	Customers with account activity during last 90 days
2.	Includes stock exchange repos (“Cauciones” in Spanish)
3.	In Nominal terms

In 2Q26, IOL added 106,939 new accounts, reaching 569,000 active retail customers and 2,660 active commercial clients as of June 30, 2026. Assets Under Custody (AuC) increased 88.5% YoY in nominal terms and 41.1% in real terms. QoQ, AuC increased 19.8% in nominal terms and 12.3% in real terms. Measured in US$, AuC totaled US$ 2,956 million, increasing 11.0% QoQ and 41.9% YoY.

Brokerage fees totaled AR$14.7 billion, increasing 1.7%, or AR$241.9 million, QoQ and 25.8%, or AR$3.0 billion, YoY. The sequential increase reflects higher AuC, partially offset by lower transaction volumes. The YoY increase also benefited from a particularly low comparison base, as 2Q25 was the first quarter following the lifting of FX restrictions, resulting in lower U.S. dollar trading activity.

Asset Management Business (Operated through SAM and its “Premier” funds)

As of June 30, 2026, Assets under Management (AUM) totaled AR$1,244 billion, decreasing 2.6% in real terms from AR$1,277 billion as of March 31, 2026, and remaining below prior-period levels. Market share was 1.16%, compared to 1.30% in 1Q26 and 1.93% in 2Q25.

Asset Management fees amounted to AR$6.8 billion in 2Q26, declining 1.9% QoQ and 33.8% YoY, and accounting for 9.8% of total fee income, compared to 9.7% in 1Q26 and 13.9% in 2Q25. This decline reflects the reallocation of short‑term transactional balances within the local financial system. The Bank’s remunerated AR$ and U.S.-dollar denominated accounts encouraged customers to hold excess liquidity directly within the Bank, reducing balances in SAM’s liquidity-management money market funds.

Income from insurance activities (insurance premiums, net of insurance reserves and production costs)

Income from Insurance Activities totaled AR$9.5 billion in 2Q26, increasing 0.9% QoQ, but declining 8.1% YoY. The QoQ performance reflects a 27.1%, or AR$660.3 million, decline in claims paid while gross written premiums declined 0.6% or AR$ 74.5 million.

The YoY decline reflects a 17.0%, or AR$2.6 billion, reduction in gross written premiums.

The Company continues to prioritize cross‑selling across its financial and insurance businesses, with a focus on higher‑value products such as auto, life, and home insurance, which support margins and enhance customer lifetime value.

Non-interest expenses & Efficiency

1. Total Employees reported include temporary employees

Personnel expenses amounted to AR$119.3 billion in 2Q26, remaining flat QoQ, but increasing 18.0% YoY. This YoY increase was fully driven by extraordinary severance and early retirement charges associated with the implementation of the voluntary retirement and headcount rightsizing plan at the bank ecosystem, reflecting the structural shift toward a more efficient operating and distribution model, with a growing share of customer activity migrating to digital and virtual service channels.

Personnel expenses in 2Q26 and 1Q26 included AR$36 billion and AR$39 billion, respectively in severance and early retirement charges related to the exit of 540 employees as of June 30, 2026. Excluding these extraordinary charges, personnel expenses would have declined approximately 18% YoY, reflecting continued cost discipline and the positive impact of structural efficiency initiatives across the organization.

Personnel expenses in 1H26 amounted to AR$238.0 billion, increasing 20.6% YoY. Excluding AR$75.0 billion in severance and early retirement charges, personnel expenses would have declined approximately 21% YoY.

As a result of these actions, total headcount stood at 2,815 employees as of June 30, 2026, declining 9.0% QoQ, or 277 employees, and 17.2% YoY, or 584 employees. This reduction reinforces the Company’s focus on improving efficiency and aligning its cost structure with evolving client behavior.

By subsidiary: i) the Bank’s headcount declined 9.8% QoQ, or 264 employees, and 18.7% YoY, or 558 employees; ii) the Insurance business reduced headcount by 10 employees QoQ and 41 employees YoY; and iii) IOL’s headcount increased by 5 employees QoQ and 46 employees YoY, reflecting continued investment in this strategic growth platform. Headcount at SAM decreased by 3 employees, while Cordial Servicios and other smaller units saw further reductions as part of broader efficiency efforts across the Group.

*Other includes 32, 35, 37, 33, and 35 employees of Mila as of June 30, 2026, March 31, 2026, December 31, 2025, September 30, 2025 and June 30, 2025, respectively.

The following table outlines the wage increases in the banking business over recent years, as established under the bargaining agreement between Argentine banks and the national banking labor union:

Administrative expenses amounted to AR$62.7 billion in 2Q26, decreasing 0.7% QoQ, but increasing 4.0% YoY.

The QoQ decrease was mainly driven by declines of: i) 24.6%, or AR$1.8 billion, in Third party services, and ii) 4.0%, or AR$ 628 million, in Taxes. These were partially offset by a 29.8%, or AR$ 1.9 billion, increase in other professional services.

The YoY increase was mainly driven by a 43.8%, or AR$2.4 billion, increase in Advertising & Publicity, partially offset by a 36.6%, or AR$3.2 billion, decline in third party services.

In 1H26, Administrative expenses amounted to AR$125.8 billion, compared to AR$ 118.9 billion in 1H25.

Depreciation and impairment of assets increased 2.4%, or AR$ 557.8 million, QoQ and 16.0%, or AR$3.3 billion, YoY.

In 1H26, Depreciation and impairment of assets totaled AR$48.0 billion, compared to AR$ 41.1 billion in 1H25.

The efficiency ratio was 63.4% in 2Q26, reflecting the impact of extraordinary personnel expenses related to the implementation of the voluntary retirement and headcount rightsizing plan, partially offset by higher QoQ revenues. Excluding extraordinary severance and early retirement costs, the Adjusted Efficiency ratio was 52.3%.

In 1H26, the efficiency ratio was 66.0%. Excluding AR$ 75.0 billion in extraordinary severance and early retirement costs, the Adjusted Efficiency ratio was 54.0%.

Other Operating Income & Turnover Tax

In 2Q26, Other Operating Income/Loss, net (excluding the turnover tax) amounted to a Loss of AR$729.5 million, compared to losses of AR$114.9 million in 1Q26 and AR$10.2 billion in 2Q25. The YoY decrease reflects mainly the non-recurring items recorded in 2Q25, which included a loss from the sale of non-core properties and expenses from credit card promotions.

Turnover tax totaled AR$31.6 billion in 2Q26, decreasing 17.2% QoQ and decreasing 7.1% YoY. YoY decrease was mainly due to lower taxable interest income in this quarter.

In January 2020, January 2023, and January 2024, the tax authorities of the City of Buenos Aires (CABA), the Province of Mendoza, and the Province of Buenos Aires (PBA), respectively, began imposing the Turnover Tax (“IIBB”) on income derived from securities and instruments issued by the Central Bank of Argentina (BCRA), including Leliqs/Notaliqs and Repo transactions. The Central Bank initiated declaratory actions of certainty before the tax authorities of CABA and Mendoza, challenging the constitutionality of these measures, and is currently working on initiating similar legal action in PBA. The Central Bank argued that these taxes directly and severely affect the purposes and functions assigned to the Central Bank, significantly altering the execution of national monetary and financial policy. This is in clear contradiction to the provisions of the National Constitution and the BCRA’s Organic Charter, which grant the Central Bank the authority, among other matters, to issue instruments aimed at regulating monetary policy and achieving financial and exchange rate stability.

Through the enacted laws, provincial governments have exceeded their powers by taxing these monetary policy instruments, whose regulation, implementation and/or use fall under the exclusive jurisdiction of the Central Bank. This directly affects the principle of immunity of national government policy, as these revenues are not subject to local taxation due to their immunity or non-taxable status. Both municipalities and provinces lack taxing authority over financial instruments issued by the National Government.

In line with the actions taken by the Central Bank, the Argentine Banking Association (ABA), the Association of Banks of Argentina (ADEBA), and most financial institutions operating in these provinces have also filed constitutional challenges against these regulations, which remain pending resolution before the Supreme Court of Justice of the Nation (CSJN).

Regarding the dispute in the Province of Mendoza, following the publication of General Resolution (ATM Mendoza) No. 70/2024 and pursuant to the provisions of Article 17 thereof, the Bank requested acceptance (waiver) of the assessed amounts, a reduction of penalties to the legal minimum, and proceeded with payment of the claimed amounts totaling AR$ 8,473,031. This settlement was formally accepted by the tax authority through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank received notification from the Supreme Court of Justice of the Nation regarding the termination of the proceedings as a result of the Bank’s withdrawal of the case, thereby closing the matter.

Subsequently, on September 11, 2025, Law No. 6842/2025 of the City of Buenos Aires was enacted, establishing a tax regularization regime granting a 100% waiver of fines and a 70% reduction of interest. Within this framework, on December 31, 2025, the Bank adhered to the regime and paid the outstanding amounts on January 12, 2026.

Based on the foregoing, the Bank considered that the arguments supporting the non-taxability of these instruments were solid and supported by expert opinions from both internal and external specialists. Accordingly, the Bank estimates that the probability of a favorable ruling is high. As a result, the Bank has ceased paying the tax on income generated from Repo transactions in PBA since January 2024.

As of June 30, 2026, the Bank has recorded a contingency provision totaling AR$6,092 million.

Result from exposure to changes in the purchasing power of the currency

The result from exposure to changes in the purchasing power of the currency in 2Q26 was a loss of AR$32.0 billion, compared to a loss of AR$44.4 billion in 1Q26 and improving from a loss of AR$39.3 billion in 2Q25. The QoQ performance reflects lower inflation of 6.8% in 2Q26 compared to 9.4% in 1Q26 while net monetary assets increased 4.8% QoQ. YoY performance reflects a 22.1% decline in Net Monetary assets.

Other comprehensive income, net of tax

Other Comprehensive Income (OCI) recorded a gain of AR$4.4 billion in 2Q26, compared to a gain of AR$1.4 billion in 1Q26 and a loss of AR$7.0 billion in 2Q25. The higher gain in 2Q26 primarily reflects the mark-to-market valuation of government securities held at Fair value through Other Comprehensive Income.

As of June 30, 2026, the OCI Reserve related to financial instruments stood at negative AR$1.6 billion, compared to negative AR$ 9.5 billion as of June 30, 2025 (measured in currency as of June 30, 2026).

Attributable Comprehensive Income for 2Q26 totaled AR$17.3 billion, compared to a loss of AR$16.8 billion in 1Q26 and a gain of AR$11.1 billion in 2Q25.

In 1H26, Attributable Comprehensive Income was AR$517.4 million, compared to AR$19.9 billion in 1H25.

Adjusted Attributable Comprehensive Income was AR$40.7 billion in 2Q26 and AR$49 billion in 1H26.

Income tax

The tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) enacted in December 2019, introduced provisions allowing the deduction of losses arising from exposures to changes in the purchasing power of the currency, subject to certain inflation thresholds. Under these rules, inflation measured by the Consumer Price Index (CPI) issued by the INDEC must exceed the following thresholds for each fiscal year to permit such deductions: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% over a cumulative 3-year period to qualify for the deduction of inflation losses. In 2018, the 55% threshold was not met. However, in 2019, inflation widely exceeded 30%, enabling the recognition of inflation-related losses in the income tax provision starting that year. This change significantly reduced the income tax expense compared to prior years.

In June 2021, a new income tax rate structure was introduced, establishing three tax brackets based on the accumulated taxable net income, adjusted annually according to the CPI. The new income tax rates are as follows: i) 25% for accumulated taxable income of up to AR$7.6 million; ii) 30% for taxable income of up to AR$76 million; and iii) 35% for taxable income exceeding AR$76 million. This revised structure is applicable for fiscal years beginning on or after January 1, 2021.

Additionally, since income tax is calculated on a subsidiary-by-subsidiary basis, tax losses in one legal entity cannot be offset against tax gains in another legal entity.

In 2Q26, the Company recorded income tax expense of AR$6.4 billion, compared with income tax benefits of 5.6 billion in 1Q26 and AR$258.7 million in 2Q25. The Income Tax line reflects the net effect of the income tax recognized by the Bank and other subsidiaries.

In 1H26, the Company recorded an income tax benefit of AR$788.8 million, compared with an income tax benefit of AR$2.1 billion in 1H25.

Balance sheet

The table below shows the evolution of the balance sheet in real terms over the past five quarters:

The charts below show the evolution of loans and deposits broken down by currency:

Total Assets were AR$8,723.0 billion as of June 30, 2026, remaining broadly flat QoQ and increasing 8.2% YoY. The sequential performance mainly reflected the following increases: i) 3.7%, or AR$73.4 billion, in the public sector investment portfolio due to allocation decisions at quarter-end, and ii) 72.2%, or AR$ 99.5 billion, in corporate notes investment portfolio. These increases were partially offset by the following declines: i) 12.1%, or AR$191.4 billion, in cash and due from banks, reflecting lower regulatory liquidity needs at quarter-end, and ii) 1.1%, or AR$44.4 billion, in the loan portfolio, reflecting softer loan demand and the deliberate prioritization of disciplined origination and attractive risk-adjusted returns over volume.  U.S. dollar‑denominated loans increased 6.3% in U.S-dollar terms.

YoY asset growth was mainly supported by a 6.6%, or AR$252.3 billion, expansion in the loan portfolio, together with increases of 16.5%, or AR$ 289.3 billion, in the public sector investment portfolio, and 40.6%, or AR$68.6 billion, in corporate notes investment portfolio.

Total average assets declined 8.6% QoQ but increased 7.4% YoY. The QoQ decline reflects asset and liability management, with average investment portfolio and loan volumes declining 9% and 3%, respectively. The YoY increase reflects 15% growth in average loan volumes.

Total loans accounted for 46.9% of total assets as of June 30, 2026, down 70-bps from 47.6% in 2Q25 and 60-bps from 47.5% in 1Q26. The Company remains committed to a loan‑centric strategy that prioritizes disciplined loan growth and risk-adjusted returns as macroeconomic conditions normalize.

The leverage ratio (Total Assets to Shareholders’ Equity) was 7.4x, down 10 bps QoQ, from 7.5x as of March 31, 2026, but increased 90 bps YoY, from 6.5x as of June 30, 2025. Average leverage ratio was 6.9x down 60 bps QoQ from 7.5x as of March 31, 2026, and increased 90 bps YoY, from 6.0x as of June 30, 2025.

1.	Other & intangible includes Intangible assets, Deferred tax assets, financial assets in guarantee and other assets.

As of June 30, 2026, March 31, 2026, December 31, 2026, September 30,     2025 and June 30, 2025, the main holdings of Government Securities were:

1.	Dual includes AR$225 billion of Dual bonds (Tamar / fixed interest rate) in Guarantee as of June 30, 2026
2.	Boncer includes AR$25.5 billion of Boncer in Guarantee as of June 30, 2026
3.	Bopreal includes AR$45.4 billion of Bopreal in Guarantee as of June 30, 2026

Loan portfolio

The gross loan portfolio (loans and financial leases, excluding other financings) amounted to AR$4,332.0 billion as of June 30, 2026, decreasing 1.4% QoQ but increasing 8.9% YoY and 153.3% since March 31,2024. Loan growth since March 31, 2024, significantly outpaced the industry’s 139% increase, while YoY growth remained in line with the industry.

The sequential decline was primarily driven by a 3.6% reduction in peso‑denominated loans, reflecting soft loan demand and the Company’s prioritization of disciplined origination and attractive risk-adjusted returns over volume, while U.S. dollar-denominated loans increased 6.3% in U.S. dollar terms.

As of June 30, 2026, the AR$ loan portfolio totaled AR$3,350.5 billion, decreasing 3.6% QoQ but increasing 0.5% YoY, and up 117.5% since March 31, 20245. US$‑denominated loans reached US$661.2 million, up 6.3% QoQ, 63.6% YoY and 637.4% since March 31, 2024.  This growth reflected rising corporate demand and outpaced industry growth both on a YoY basis and since March 31, 2024.

Off balance sheet guarantees granted to customers, denominated in AR$ and/or US$, amounted to AR$139.8 billion as of June 30, 2026, increasing 1.6% QoQ, but decreasing 22.3% YoY, reflecting the Bank’s strategy to prioritize on‑balance credit origination.

Total financing, including loans, financial leases and off‑balance sheet guarantees granted to customers amounted to AR$ 4,471.9 billion, decreasing 1.3% QoQ, but increasing 7.5% YoY.

The table below outlines the evolution of the loan portfolio in real terms over the past five quarters, broken down by product. Inflation was 6.8% QoQ and 33.5% YoY.

The charts below show the QoQ evolution of the gross loan book in real terms, broken down by commercial and retail customers (in AR$ billion):

The Commercial portfolio (including Small Businesses, SMEs, Middle Market and Large corporates) increased 1.6% QoQ, primarily reflecting growth in foreign trade‑related U.S. dollar‑denominated loans, while AR$ denominated loans contracted 2.9%.

The Retail loan portfolio declined 2.2% QoQ, reflecting the Company’s stringent underwriting policies.

As of June 30, 2026, commercial and retail loans represented 64% and 36% of the total loan portfolio, respectively.

Risk management

Atomization of the loan portfolio

As a result of its risk management policies, the Company maintains a well- diversified and atomized loan portfolio. The top 10, 50 and 100 borrowers in the quarter represented 14%, 31% and 39% of total loans, respectively, with concentration levels remaining within the Company’s established portfolio limits.

Loan Portfolio breakdown by economic activity

Notes: Loan portfolio balances include off balance guarantees granted to customers and other financings.

“Others” includes more than 20 sectors with less than 1% each.

Collateralized Loan Portfolio

The chart below shows the evolution of the commercial loan portfolio broken down by collateralized and unsecured, in each commercial customer segment:

As of June 30, 2026, 23% of the commercial loan portfolio was collateralized, compared with 36% of the commercial non-performing loan portfolio.

In the Personal and Business Banking portfolio:

●	Loans to payroll and pension clients accounted for 53% of the total retail loan portfolio,
●	Collateralized retail loans, mainly auto loans, accounted for 53% of loans to portfolio to open market customers,
●	Personal loans granted to payroll and pension customers accounted for 88% of total personal loans, measured at the moment of origination, and
●	Credit card balances attributable to payroll and pension customers accounted for 63% of total credit card balances.

Funding

Total funding, comprising deposits, other sources of funding and attributable shareholders’ equity, amounted to AR$8,722.1 billion as of June 30, 2026, remaining broadly flat QoQ but and increasing 8.3% YoY in real terms.

The QoQ performance was mainly driven by increases of 4.7%, or AR$269.1 billion, in total deposits and 1.7%, or AR$ 19.2 billion, in Shareholders equity. These were partially offset by a 14.7%, or AR$271.7 billion, reduction in other sources of funding, primarily driven by a 45.3%, or AR$ 264.9  billion, decline in repo transactions.

YoY funding growth was explained by increases of 7.5% in deposits and 24.9% in other sources of funding, the later mainly reflecting the disbursements under the Inter-American Investment Corporation (“IDB Invest”) loan agreement and larger transactions of call financing with local financial institutions. These increases were partially offset by a 5.3% decline in attributable shareholders’ equity.

Foreign currency funding (measured in US$) increased 1.1% QoQ and 40.4% YoY. The QoQ increase mainly reflects the issuance of US$20.1 million in Class V Negotiable Obligations. The YoY increase primarily reflects the 30% increase in US$ deposits following the launch of the remunerated account strategy in 2025.

During the quarter, the Bank issued US$20.1 million of Class V Negotiable Obligations, bearing a fixed annual interest rate of 3.25% and maturing on May 4, 2027.

Funding & Other Liabilities

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	jun 26	mar 26	dec 25	sep 25	jun 25	% Change QoQ	% Change YoY
Deposits							
Non Financial Public Sector	**237.871,9**	**368.372,3**	**153.396,4**	**203.303,1**	**213.740,0**	**-35,4%**	**11,3%**
Financial Sector	**533,8**	**1.627,8**	**869,4**	**828,4**	**378,3**		
Non Financial Private Sector and							
Checking Accounts	389.538,1	501.820,5	703.924,0	505.075,7	484.626,9	-22,4%	-19,6%
Savings Accounts	1.245.086,4	1.173.108,9	1.181.407,7	1.006.982,9	1.094.238,8	6,1%	13,8%
Time Deposits	2.557.635,8	1.554.359,3	1.644.460,6	2.079.262,9	1.117.046,3	64,5%	129,0%
Special Checking Accounts	1.439.648,7	1.984.449,4	2.052.159,0	2.370.775,4	2.449.188,7	-27,5%	-41,2%
Others	100.442,0	117.952,5	244.993,4	210.453,8	192.844,2	-14,8%	-47,9%
Total Deposits	**5.970.756,7**	**5.701.690,8**	**5.981.210,3**	**6.376.682,1**	**5.552.063,2**	**4,7%**	**7,5%**
Other Source of Funding							
Liabilities at a fair value through profit or loss	81.983,6	10.897,6	810,8	16.750,9	0,0	na	na
Repo transactions	319.290,0	584.190,4	459.685,2	486.888,4	74.198,3	-45,3%	330,3%
Other financial liabilities	283.415,5	303.527,9	327.486,7	258.245,4	238.125,9	-6,6%	19,0%
Financing received from Central Bank and others	562.128,7	644.803,4	561.787,9	453.956,2	114.497,0	-12,8%	391,0%
Medium Term Notes	102.878,3	113.271,8	204.324,3	329.875,3	480.491,0	-9,2%	-78,6%
Current Income tax liabilities	0,0	3.267,7	517,3	3.287,4	6.696,3	na	na
Provisions	14.859,8	15.318,8	16.230,9	53.914,7	58.575,5	-3,0%	-74,6%
Deferred tax liabilities	2.225,7	2.383,3	0,0	3.529,9	2.515,1	na	-11,5%
Other non-financial liabilities	204.149,4	164.966,5	374.182,0	227.496,4	282.675,6	23,8%	-27,8%
Total Other Source of Funding	**1.570.931,1**	**1.842.627,3**	**1.945.025,1**	**1.833.944,5**	**1.257.774,5**	**-14,7%**	**24,9%**
Attributable Shareholders' Equity	**1.180.450,4**	**1.161.254,1**	**1.176.945,4**	**1.187.579,9**	**1.245.884,0**	**1,7%**	**-5,3%**
Total Funding	**8.722.138,2**	**8.705.572,2**	**9.103.180,9**	**9.398.206,6**	**8.055.721,7**	**0,2%**	**8,3%**

1.	Includes Time Deposits with Early Withdrawal Option

Deposits

Total Deposits were AR$ 5,970.8 billion at quarter-end, increasing 4.7% QoQ and 7.5% YoY in real terms. The sequential increase reflects seasonal increase in savings accounts and asset and liability management. Total private sector deposits were AR$ 5,732.4 billion, increasing 7.5% QoQ and 7.4% YoY in real terms. AR$ deposits totaled AR$ 4,131.0 billion, increasing 7.0% QoQ and 2.5% YoY in real terms.

Source: Management Information

QoQ, total Deposits increased 4.7%, or AR$269.1 billion, QoQ. The increase primarily reflects the seasonal growth in retail deposits, together with higher institutional funding resulting from asset and liability management initiatives. During the quarter, the company actively optimized its funding mix by increasing wholesale time deposits while reducing corporate and public sector time deposits, contributing to a lower funding cost.

The QoQ performance was driven by a 42.5%, or AR$766.3 billion, expansion in wholesale deposits with a shift from 1-day funding to time deposits, reducing higher cost corporates’ and public sector’ time deposits, together with a 2.5%, or AR$39.2 billion, increase in deposits from retail customers.

YoY, total Deposits increased 7.5%, or AR$418.7 billion, reflecting the Company's ongoing funding optimization strategy, which increased the contribution of retail and institutional deposits to the funding mix. Growth was mainly driven by a 15.8%, or AR$350.2 billion, increase in institutional deposits, supported by higher wholesale time deposits, together with a 20.8%, or AR$273.4 billion, increase in deposits from individuals. These increases were partially offset by lower balances from companies and the public sector, reflecting a more selective approach to higher-cost funding sources.

Source: Management Information

The 7.0%, or AR$269.3 billion, QoQ increase in AR$ Deposits, primarily reflects the seasonal growth in retail deposits, together with higher institutional funding resulting from asset and liability management initiatives. During the quarter, the company actively optimized its funding mix by increasing AR$ time deposits from institutional investors while reducing corporate and public sector time deposits, contributing to a lower cost of funding.

The QoQ performance was driven by a 43.4%, or AR$667.2 billion, increase in wholesale deposits with a shift from 1-day funding to time deposits, and at the same time reducing higher cost corporates’ and public sector’ time deposits, together with a 4.9%, or AR$49.4 billion, increase in deposits from retail customers.

YoY, AR$ Deposits increased 2.5%, or AR$98.9 billion, mainly supported by growth in retail savings accounts and wholesale funding. Growth in retail savings accounts reflected the Bank’s initiatives to strengthen transactional relationships, including the remunerated account for payroll customers launched in early April 2025, while higher wholesale funding was supported by asset and liability management initiatives. These increases more than offset lower checking account balances and a decline in time deposits from companies, consistent with the Company’s active management of its funding mix and focus on lowering funding costs.

The chart below illustrates the composition of deposits as of June 30, 2026, showing each of product´s share of total deposits.

1.	As of June 30, 2026, franchise deposits accounted for 57% of the Company’s total deposit base, consisting of 28% in retail accounts and 25% in deposits from companies. This compares to 61% of total deposits as of March 31, 2026. The Company rebalanced its time deposits mix by increasing institutional investor deposits and reducing corporate and public sector deposits, focusing on lowering its cost of funding.

Foreign currency deposits (measured in US$) amounted to US$1.2 billion remaining flat QoQ and increasing 30.1% YoY. YoY growth reflects the success of the remunerated account launched in 2025 to attract dollar-denominated deposits, together with other initiatives launched in late 2024. FX deposits represented 31% of total deposits as of June 30, 2026, compared to 32% as of March 31, 2026, and 27% as of June 30, 2025.

As of June 30, 2026, total deposits represented 68.5% of Supervielle’s total funding sources compared to 65.5% as of March 31, 2026, and 68.9% as of June 30, 2025.

Other sources of funding & Shareholder’s equity

Other sources of funding and shareholders’ equity amounted to 2,751.4 billion as of June 30, 2026, decreasing 8.4% QoQ, but increasing 9.9% YoY.

The sequential decline was mainly driven by reductions of: i) 45.3%, or AR$264.9 billion, in Repo transactions, ii) 12.8%, or AR$82.7 billion, in the line item “financing from the Central Bank and other institutions” mainly due to lower balances of call transactions with local financial institutions, and iii)  9.2%, or AR$10.4 billion, in Medium Term Notes. These declines were partially offset by a  1.7% QoQ, or AR$19.2 billion, increase in Attributable Shareholders’ equity. YoY growth reflected a 24.9%, or AR$313.2 billion, increase in Other Sources of funding, partially offset by a 5.3%, or AR$ 65.4 billion, decline in Attributable Shareholders´ equity.

On September 16,     2025, Banco Supervielle, the Company’s main subsidiary entered into a credit facility with IDB Invest and other international financial institutions for up to approximately US$250 million to expand SME financing. As of June 30, 2026, US$229 million had been disbursed under the facility.

Longer-tenor Negotiable Obligations issued in the local capital markets accounted for 1.3% of total funding as of June 30, 2026.

CER – UVA exposure

As of June 30, 2026, the Company’s total net exposure to CER-UVA amounted to AR$573.6 billion, representing 49% of the Attributable Shareholders’ Equity. Including AR$ 773.7 billion in Dual Securities indexed to the higher of the Tamar or CER rates, the Company’s total net exposure to CER-UVA + Dual securities was AR$ 1,347.3 billion, representing 114% of the Attributable Shareholders’ Equity, compared to 124% as of March 31, 2026.

Moreover, as of June 30, 2026, the Company held non-monetary assets totaling AR$543.0 billion, equivalent to 46.0% of the Attributable Shareholders’ Equity. These assets are adjusted for inflation on a monthly basis.

AR$ million	2Q26	1Q26	4Q25	3Q25	2Q25
Assets exposed to CER/UVA					
Loans	**553.133,5**	**544.261,3**	**541.640,9**	**531.572,1**	**522.648,2**
Mortgage Loans	432.008,8	426.506,9	432.986,9	433.539,9	429.420,3
Car Loans	113.913,4	110.414,9	101.569,6	91.465,5	86.625,6
Personal Loans	616,2	610,8	621,2	604,6	283,0
Other Loans	2.977,7	3.409,9	3.435,3	3.470,3	3.981,2
Interest	3.617,4	3.318,8	3.027,8	2.491,8	2.338,1
Securities	**81.621,9**	**663.843,4**	**642.719,6**	**905.701,8**	**876.451,7**
BONCER/LECER	81.621,9	663.843,4	642.719,6	905.701,8	876.451,7
Total Assets	**634.755,4**	**1.208.104,7**	**1.184.360,5**	**1.437.273,9**	**1.399.099,9**
Liabilities exposed to CER/UVA					
Deposits	50.191,9	4.179,1	2.499,7	3.598,8	8.262,2
Savings accounts on Construction industry unemployment fund	10.925,2	10.440,6	10.653,6	10.423,1	10.016,3
Other Liabilities	24,3	3,5	5,6	13,2	31,1
Total Liabilities	**61.141,4**	**14.623,2**	**13.158,9**	**14.035,0**	**18.309,6**
Total Exposure to CER/UVA, net	**573.614,0**	**1.193.481,5**	**1.171.201,6**	**1.423.238,8**	**1.380.790,3**
Securities- Dual (interest rate)	773.663,6	251.403,5	383.205,3	384.384,7	369.200,5
Total Exposure to CER/UVA, net+ Dual bonds	**1.347.277,6**	**1.444.885,0**	**1.554.406,9**	**1.807.623,5**	**1.749.990,8**

Foreign currency exposure

The table below shows the foreign currency exposure as of the end of each reported period:

According to Central Bank regulations, non-financial lease liabilities recognized following the adoption of IFRS 16 since January 2019 are excluded from the calculation of the Global Net Position. The Global Net Position is limited to a 4% maximum long position.

Liquidity & reserve requirements

Loans to deposits ratio was 72.6% as of June 30, 2026, compared to 77.1% as March 31, 2026, and 71.7% as of June 30, 2025. The QoQ decline mainly reflects growth in deposits, combined with a contraction in the loan portfolio.

The AR$ loans-to deposits ratio declined to 81.1%, from 90.0% in 1Q26, as peso loans contracted 3.6% while AR$ deposits increased 7.0% QoQ.

The US$ loans-to-deposits ratio increased to 53.3% from 49.9% in the prior quarter, as U.S. dollar loans grew 6.3% in U.S. dollars while U.S. dollar deposits remained stable.

As of June 30, 2026, the Liquidity Coverage Ratio (“LCR”) stood at 107.4%, while the Net Stable Funding ratio (“NSFR”) as of June 30, 2026 was 148.3%.

In June 2026, the BCRA issued Communication “A” 8445, under which the minimum LCR and NSFR requirements apply only to financial institutions designated as domestic systemically important (D-SIBs) and to branches or subsidiaries of global systemically important banks (G-SIBs). They no longer apply to the remaining Group A institutions. Supervielle is not designated as a D-SIB and is not subject to the minimum LCR and NSFR requirements, although the regulation requires all banks to continue submitting the applicable liquidity regulatory reports to the BCRA.

The tables below provide further details on liquidity in AR$ and US$:

This liquidity ratio includes Cash, Repo transactions, Call transactions and Government Securities.

The table below shows the composition of the Company’s reserve requirements as of each reported date. The minimum cash reserve requirement is calculated based on the monthly average of daily balances of liabilities at the end of each day throughout the calendar month. During 3Q25, the BCRA changed the way reserve requirements are met, moving to a 100% daily compliance scheme. Following the October 26, 2025 mid-term elections, reserve requirements have started to ease and moved again to a monthly average scheme initially with a minimum daily compliance of 95%, and effective December 1, 2025, moving to a 75% minimum daily compliance. More recently, effective April 17, 2026, the BCRA further reduced the minimum daily compliance threshold for peso‑denominated reserve requirement to 65% and eliminated the minimum and maximum holding periods applicable to national government securities acquired in primary offerings and eligible for reserve requirement integration purposes.

1. SMEs loans deduction

For more information on the regulatory environment please see Appendix V.

Capital

As of June 30, 2026, equity to total assets was 13.5%, increasing from 13.3% as of March 30, 2026, and decreasing from 15.5% as of June 30, 2025.

The table below outlines the dividends paid by the Company to its shareholders, dividends received from its subsidiaries, and capital injections made by the Company to its subsidiaries from January 2025 to the date of this report. All figures are stated in nominal AR$ as of the date of payment:

In 3Q25, the Central Bank of Argentina continued to update its prudential regulatory framework for financial institutions. Changes introduced through Communications “A” 8066, “A” 8067, and “A” 8068, issued in July 2024, modified certain aspects of the Minimum Capital Requirements regulation, including credit and operational risk parameters and risk-weighted asset classifications. Among the key changes, the Central Bank introduced differentiated requirements for Group 1 and Group 2 institutions, revised certain credit conversion factors, such as applying a 10% CCF to unconditionally cancellable commitments, compared with 0% previously, and incorporated new subcategories of exposures to enhance credit risk differentiation. Additionally, for operational risk purposes, financial income should reflect inflation effects on the net monetary position. In September 2025, through Communication “A” 8329, the Central Bank established a new cap for Group 2A institutions (including Banco Supervielle), limiting the operational risk capital requirement to 20% of the average minimum capital requirement for credit risk over the preceding 36 months, expressed in real terms. The Common Equity Tier 1 Ratio (CET1) was 14.2% as of June 30, 2026, declining from 15.4% in the prior quarter but 30 basis points higher than a year earlier. The sequential decline mainly reflects higher market risk-weighted assets associated with an increased corporate bond portfolio during the quarter.

As of June 30, 2026, Banco Superville’s consolidated financial position reflected a solvency level with integrated capital of AR$ 828.9 billion, exceeding total capital requirements by AR$ 332.7 billion.

On January 29, 2026, through Communication “A” 8394, the Central Bank of Argentina introduced amendments to the minimum capital framework applicable to financial institutions. The regulation updates the criteria for the allocation of financial instruments between the trading book and the banking book, modifies the calculation of capital requirements for market risk, and establishes additional requirements related to valuation methodologies, internal controls and governance. The amendments also revise specific provisions regarding interest rate risk, equity risk, counterparty credit risk and internal risk transfers. The new regulatory framework will become effective as of August 1, 2026.

The tables below provide additional information on the Bank’s consolidated regulatory capital and minimum capital requirement as of the dates indicated. All figures are stated in nominal terms as of each reported date.

On March 19, 2020, the Central Bank introduced Communication “A” 6938, allowing Group A financial institutions to consider in their Tier 1 capital (COn1) calculation the positive difference between the accounting provision calculated in accordance with item IFRS 9, 5.5, and the regulatory provision calculated in accordance with the Central Bank´s standards on minimum loan loss provisions, or the accounting provision as of November 30, 2019, whichever is higher. This provision applies when the IFRS-based provision exceeds the regulatory or accounting provision as of that date. In August 2,0263, the Central Bank issued a clarification stating that financial institutions applying the Expected Credit Loss methodology cannot include Loan Loss Provision for portfolios classified as in "normal situation" in Additional Capital. As a result, since 3Q23 CET1 and Tier 1 capital have been equal to the Regulatory Capital ratio.

Results by segment

Evolution of Customers

1.	Beneficiaries of social plan receive their monthly government payment through the Bank and are non-core customers with lower cross sell than other retail customers.

Effective as of March 2026, the Bank updated its definition of active clients. For comparability purposes, the revised criterion was applied retroactively to December 2025. However, the figures reported for June, and September 2025 were not restated and reflect the definition in place at the time they were originally reported. Under the new definition, active clients are individuals and entities that have at least one active product with the Bank, made at least one transaction in the previous 90 days, and meet at least one of the following criteria: (i) mutual fund holdings exceeding AR$100 thousand, and/or (ii) demand deposit accounts with balances exceeding AR$100 thousand.

Customers-Gross Adds

Attributable Net Income Mix

The table below presents information of the Company´s Attributable Net Income by segment:

1.	Attributable Net Income of Asset Management & Other Service segment includes AR$3.9 billion and AR$ 5.1 billion from IOL and SAM respectively in 2Q26.

Personal & Business Banking segment

Through its Personal & Business Banking segment, Supervielle offers a comprehensive range of financial products and services tailored to meet the needs of individuals, small businesses and SMEs customers, which comprise individuals engaged in commercial activities, and small and medium-sized companies with revenues lower than AR$34 billion per year. Products offered include local and foreign currency accounts, transfers and payments, personal loans, mortgage loans, commercial unsecured loans, loans with special facilities for project and working capital financing, leasing, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans, credit cards, debit cards, savings accounts, time deposits, checking accounts, financial services such as insurance and guarantees, senior citizens benefit payments, and investments such as mutual funds and a full suite of investment products through the access to IOL’s investment platform.

In 2Q26, the Bank focused on expanding its customer base in the Payroll, Identité and Senior Citizens customers, reaching 65,880 total gross customer additions. The main goal is to improve margins and increase customer engagement and cross-selling, with a focus on primary banking relationship and funding, and once asset quality normalizes, to grow in higher margin loan products such as personal and auto loans.

Furthermore, Supervielle continued to enhance its customers' everyday banking experience with enhanced digital solutions within the Supervielle SuperApp. As of June 30, 2026, 850.578 customers were digital, representing 69% of the segment’s portfolio. The initiatives launched in 2025 were: i) Remunerated Account, allowing payroll and SME clients to earn daily interest on their account balances in pesos and U.S. dollars. This product enhances the client experience while deepening the Bank’s funding base and reinforcing its role as the clients’ primary bank; ii) Tienda Supervielle on the Mercado Libre platform, fully integrated into its mobile app marking a new step in the Bank’s vision of a “Super App”; and iii) WhatsApp with integrated GenAI as a new channel while retaining the option to access human assistance. Moreover, the Bank integrated the IOL investment platform experience through the Supervielle’s app. Additionally, in May 2026, the Bank launched a strategic partnership with Aerolíneas Argentinas, enabling eligible customers to automatically earn Aerolíneas Plus miles through their credit card spending, further expanding the ecosystem’s value proposition beyond traditional financial services through travel and lifestyle-related benefits.

Loss before Income tax was AR$102.4 billion in 2Q26, compared to losses of AR$87.4 billion in 1Q26 and AR$72.0 billion in 2Q25.

The QoQ variation mainly reflected a lower Net Financial Margin, driven by lower yields accrued on the loan portfolio amid a declining interest rate environment, together with declining lending volumes during the quarter. This was followed by higher Expenses, which continued to include extraordinary severance and early retirement costs associated with the voluntary retirement and headcount rightsizing plan. These effects were partially offset by lower Loan Loss Provisions.

Loan Loss Provisions totaled AR$62.9 billion in 2Q26, declining 5.9%, or AR$4.0 billion, QoQ, while increasing 8.9%, or AR$5.2 billion, YoY. The QoQ decline was consistent with easing delinquency trends throughout the quarter and reflected the early benefits from collection and refinancing initiatives implemented since December

2025, together with disciplined risk-adjusted loan origination. The YoY increase reflected the more challenging credit environment relative to early 2025.

Expenses totaled AR$155.3 billion in 2Q26, increasing 1.9%, or AR$2.8 billion, QoQ, and 13.9%, or AR$19.0 billion, YoY. The QoQ and YoY increases mainly reflected extraordinary personnel expenses associated with the implementation of the voluntary retirement and headcount rightsizing plan, partially offset by continued cost discipline in administrative expenses.

Net Financial Margin amounted to AR$103.5 billion in 2Q26, declining 12.5%, or AR$14.8 billion, QoQ, and 17.1%, or AR$21.4 billion, YoY. The QoQ decline reflected declining lending volumes, together with lower yields accrued on new origination amid a declining interest rate environment. These effects were partially offset by a reduction in funding costs. The YoY decline mainly reflected lower interest income from the loan portfolio and a lower negative allocation of Treasury results, partially offset by higher funding costs.

Net Fee Income amounted to AR$28.9 billion in 2Q26, declining 2.3%, or AR$0.7 billion, QoQ, and 7.1%, or AR$2.2 billion, YoY. The variation reflected lower net fees from banking services and credit cards.

Attributable Net Income (Loss) at the Personal & Business Banking segment was a AR$66.8 billion loss in 2Q26 compared to losses of AR$57.3 billion in 1Q26 and AR$45.3 billion in 2Q25. The QoQ and YoY variations mainly reflected the higher Loss before Income tax, partially offset by a higher income tax gain of AR$35.6 billion in 2Q26, compared to AR$30.1 billion in 1Q26 and AR$26.7 billion in 2Q25.

Personal & Business Banking segment loans (including receivables from financial leases and other financings, net of loan loss provisions) totaled AR$1,882.2 billion as of June 30, 2026, decreasing 5.5% QoQ and 18.5% YoY. Loan performance reflects prudent underwriting policies in the retail segment, given still-elevated levels of delinquency.

The Company’s loan‑centric strategy remains unchanged, with a continued focus on disciplined loan portfolio expansion as macroeconomic conditions normalize.

Deposits in the Personal & Business Banking segment totaled AR$2,560.6 billion as of June 30, 2026, decreasing 4.5% QoQ and increasing 14.9% YoY. The QoQ performance mainly reflected lower balances during the quarter, while the YoY increase continued to reflect the contribution from the Bank’s remunerated account and higher customer engagement with transactional products.

Corporate banking segment

Through the Bank, Supervielle offers middle-market companies and large corporations (with annual sales exceeding AR$34 billion) a full range of products, services, and financing options including factoring, leasing, foreign trade finance and cash management and transactional services.

Since 2024, to maintain a healthy loan portfolio and control delinquency levels, the Bank has further strengthened its focus on financial risk indicators, such as RAROC (Risk-Adjusted Return on Capital), which measures risk-adjusted profitability. In this regard, the Bank pursues a moderate credit appetite policy emphasizing efficient capital allocation, driving profitability through transactional relationships with clients.

During 2Q26, Loss before Income Tax was AR$5.2 billion, compared to losses of AR$4.5 billion in 1Q26 and AR$1.0 billion in 2Q25. The QoQ variation mainly reflected higher Loan Loss Provisions and lower Net Fee Income, partially offset by lower Other expenses, net, while the YoY variation mainly reflected higher Loan Loss Provisions, higher Expenses and higher Other expenses, net, partially offset by higher Net Financial Margin and Net Fee Income.

Loan Loss Provisions amounted to AR$5.7 billion in 2Q26, increasing 28.0%, or AR$1.3 billion, QoQ, and AR$4.4 billion YoY. The increase reflected higher delinquency in the commercial portfolio, mainly associated with the lagged impact of the high-interest rate environment on SME customers, although formation remained broadly stable compared with 1Q26. This dynamic was partially mitigated by active portfolio management, including collection and refinancing initiatives, together with the Bank’s disciplined risk-adjusted origination strategy.

Expenses totaled AR$24.7 billion in 2Q26, increasing 2.3%, or AR$0.5 billion, QoQ, and 14.6%, or AR$3.2 billion, YoY. The QoQ and YoY increases mainly reflected higher personnel expenses, administrative expenses and depreciation and amortization, consistent with the cost base of the segment.

Net Financial Margin amounted to AR$28.7 billion in 2Q26, declining 0.2%, or AR$0.1 billion, QoQ, while increasing 20.3%, or AR$4.8 billion, YoY. The QoQ performance was broadly stable, as lower interest income and a higher negative allocation of Treasury results were largely offset by lower funding costs. The YoY increase mainly reflected higher interest income and lower funding costs, partially offset by a higher negative allocation of Treasury results.

Attributable Net Income (Loss) at the Corporate Banking segment was a loss of AR$3.5 billion in 2Q26, compared to losses of AR$3.0 billion in 1Q26 and AR$0.3 billion in 2Q25. Adjusted Attributable Net Income (Loss) was a loss of AR$904 million in 2Q26. The QoQ and YoY variations mainly reflected the higher Loss before Income Tax, partially offset by a higher income tax gain of AR$1.8 billion in 2Q26, compared to AR$1.4 billion in 1Q26 and AR$0.7 billion in 2Q25.

Corporate segment loans (including receivables from financial leases and other financings) reached AR$2,164.0 billion as of June 30, 2026, increasing 2.2% QoQ and 58.3% YoY.

Total deposits from corporate customers amounted to AR$820.1 billion as of June 30, 2026, decreasing 32.3% QoQ and 24.1% YoY.

Treasury segment

The Treasury segment is primarily responsible for allocating the Bank's liquidity in line with the needs and opportunities of both the Personal and Business Banking and the Corporate Banking segments, as well as the

Treasury’s own requirements. The Treasury segment implements the Bank's financial risk management policies, manages the Bank's trading desk, and develops businesses with wholesale financial and non-financial clients.

Profit before Income Tax for the Treasury segment was AR$105.9 billion in 2Q26, compared with AR$51.9 billion in 1Q26 and AR$66.2 billion in 2Q25. The QoQ variation mainly reflected a higher Net Financial Margin, driven by higher Treasury result allocation and lower funding costs, together with positive financial results from securities measured at fair value, partially offset by a negative result from FX differences and a higher income tax charge. The YoY increase mainly reflected higher Net Financial Margin, lower loss from the exposure to changes in the purchasing power of the currency and higher financial results from securities measured at fair value, partially offset by higher income tax charges.

During 2Q26, the Treasury segment reported Attributable Net Income of AR$67.9 billion, compared with AR$31.9 billion in 1Q26 and AR$46.5 billion in 2Q25. Adjusted Attributable Net Income was AR$68.8 billion in 2Q26, compared with AR$34.4 billion in 1Q26. The QoQ and YoY variations mainly reflected the higher Profit before Income Tax, partially offset by a higher income tax charge of AR$38.0 billion in 2Q26, compared with AR$20.1 billion in 1Q26 and AR$19.7 billion in 2Q25.

Insurance segment

The Company operates its Insurance Segment through Supervielle Seguros S.A. and Supervielle Productores Asesores de Seguros S.A. (Supervielle Broker), collectively referred to as “Seguros Supervielle”. Supervielle Productores Asesores de Seguros was established in 2019 to expand the product offering to Banco Supervielle’s commercial clients and to distribute car insurance for individuals. Products are tailored to meet the needs of individual clients and businesses, accessible via in-person and digital marketing channels, including the Bank's distribution network.

Profit before Income Tax of the Insurance segment in 2Q26 was a gain of AR$7.8 billion, compared to a gain of AR$6.1 billion in 1Q26 and AR$7.2 billion in 2Q25. The QoQ increase mainly reflected lower personnel expenses and a lower loss from the exposure to changes in the purchasing power of the currency, together with a higher insurance result and higher Net Financial Margin, partially offset by lower financial results and a higher income tax charge. The YoY increase mainly reflected higher Net Financial Margin and a lower loss from the exposure to changes in the purchasing power of the currency, partially offset by a lower insurance result.

Attributable Net Income in 2Q26 was AR$5.4 billion, increasing 34.2% QoQ and 1.3% YoY, compared to AR$4.0 billion in 1Q26 and AR$5.3 billion in 2Q25. Attributable Net Income includes AR$39.8 million and AR$619.1 million of extraordinary severances associated with the implementation of the headcount rightsizing plan during 2Q26 and 1Q26 respectively. Excluding extraordinary personnel expenses, Adjusted Attributable Net Income was AR$5.4 billion in 2Q26 increasing 17.2% QoQ, compared to AR$4.6 billion in 1Q26.

Gross written premiums totaled AR$12.7 billion in 2Q26, decreasing 0.6% QoQ and 17.0% YoY, compared to AR$12.8 billion in 1Q26 and AR$15.3 billion in 2Q25. Non-credit-related gross written premiums totaled AR$6.0 billion in 2Q26, decreasing 0.3% QoQ and 21.7% YoY.

Claims paid amounted to AR$1.8 billion in 2Q26, decreasing 27.1% QoQ and 37.7% YoY, compared to AR$2.4 billion in 1Q26 and AR$2.8 billion in 2Q25.

The Company is focusing its cross-selling strategy on clients with active products across its financial, insurance, and assistance businesses, prioritizing offerings with higher perceived value, such as auto, life, and home insurance. These products carry higher premiums, offer attractive margins, and strengthen the Company’s value proposition to customers.

The Combined Ratio stood at 57.8% in 2Q26, compared to 68.6% in 1Q26 and 63.3% in 2Q25. The Adjusted Combined Ratio was 57.4% in 2Q26, compared to 61.1% in 1Q26.

On a QoQ basis, the improvement in the combined ratio reflected a 27.1% decrease in claims paid, partially offset by a 0.6% decrease in gross written premiums.

On a YoY basis, the improvement in the combined ratio reflected a 37.7% decrease in claims paid, which more than offset the 17.0% decrease in gross written premiums, all measured in the unit current at the end of the reporting period.

Asset Management & Other segments (includes IOL business)

Supervielle offers a variety of other services to its customers, including mutual fund products under its Premier brand funds managed by Supervielle Asset Management (SAM); and retail brokerage and asset management services through IOL.

In 2Q26, Profit before Income Tax for the Asset Management & Other segments amounted to AR$16.7 billion, compared to AR$18.5 billion in 1Q26 and AR$22.5 billion in 2Q25. The QoQ decrease mainly reflected lower Net Financial Income, driven by lower results from securities measured at fair value and exchange rate differences, partially offset by a lower loss from the exposure to changes in the purchasing power of the currency and slightly lower expenses. The YoY decrease mainly reflected lower Net Service Fee Income, higher expenses and a higher loss from the exposure to changes in the purchasing power of the currency, partially offset by higher Net Financial Income and Other Income, net.

The Asset Management & Other segments reported Attributable Net Income of AR$13.3 billion in 2Q26, compared to AR$14.6 billion in 1Q26 and AR$18.0 billion in 2Q25. The QoQ and YoY variations mainly reflected the lower Profit before Income Tax, partially offset by a lower income tax charge of AR$3.4 billion in 2Q26, compared to AR$3.8 billion in 1Q26 and AR$4.5 billion in 2Q25.

Net Service Fee Income amounted to AR$20.4 billion in 2Q26, declining 0.7% QoQ and 9.3% YoY, compared to AR$20.5 billion in 1Q26 and AR$22.5 billion in 2Q25. The QoQ performance reflected lower activity levels in the asset management business, while Net Fee Income from the IOL brokerage business remained broadly stable, supported by higher assets under custody and partially offset by lower transaction volumes. The YoY decrease reflected weaker performance in asset management activity, partially offset by higher brokerage fees.

IOL Assets Under Management reached AR$4,484.1 billion in nominal terms in 2Q26, increasing 19.8% QoQ and 88.5% YoY. IOL active customers totaled 572 thousand, decreasing 4.1% QoQ and 5.2% YoY, while daily average revenue trades totaled AR$71.2 billion in nominal terms, declining 29.3% QoQ and 6.0% YoY. The QoQ performance mainly reflected lower transaction volumes compared with the prior quarter, partially offset by higher assets under custody. The YoY increase in IOL Assets Under Management benefited from a low comparison base following the lifting of FX restrictions in 2Q25, which had reduced U.S. dollar trading activity.

SAM Assets Under Management totaled AR$1,162.2 billion in nominal terms in 2Q26, increasing 0.9% QoQ and decreasing 16.1% YoY. SAM market share was 1.2% in 2Q26, compared to 1.3% in 1Q26 and 1.9% in 2Q25. The YoY decline mainly reflected the reallocation of short-term transactional balances within the local financial system, as the Bank’s remunerated AR$ and U.S. dollar accounts encouraged customers to hold excess liquidity directly within the Bank, reducing balances in SAM’s liquidity-management money market funds.

Results by subsidiaries

The table below presents information about the Attributable Net Income by subsidiaries in 2Q26, 1Q26 and 2Q25:

1.	IOL (Invertironline)´Net Income refers to IOL Argentina and IOL Holding.

Credit ratings

Banco Supervielle Credit Ratings

1.	On July 22, 2026, Moody's Ratings upgraded the long- and short-term local and foreign currency deposit ratings of Banco Supervielle to B3 from Caa1. The outlook on the long-term bank deposit rating is stable.

2.	On May 12, 2026, Fitch Ratings affirmed Banco Supervielle S.A.'s Foreign Currency and Local Currency Long-Term Issuer Default Ratings (IDRs) at 'CCC+', following the upgrade of Argentina's sovereign rating to 'B-' from 'CCC+'. Fitch also affirmed the Bank's Short-Term IDRs at 'C', its Viability Rating at 'ccc+' and its Government Support Rating at 'no support'. Fitch typically does not assign Outlooks to ratings in the 'CCC+' category or below.

3.	On July 29, 2026, Moody's Local Argentina affirmed Banco Supervielle S.A.'s long-term issuer and deposit ratings of AA+.ar in both local and foreign currency, as well as its short-term issuer and deposit ratings of ML A-1.ar in both local and foreign currency. The outlook for the long-term ratings remains stable. Moody's also assigned an AA+.ar long-term foreign-currency rating to the new Class W Notes, maturing in August 2028, and an ML A-1.ar short-term foreign-currency rating to the new Class X Notes, maturing in August 2027. In addition, Moody’s affirmed the ML A-1.ar short-term foreign-currency ratings assigned to the outstanding Notes Class S, Class U and Class V, maturing in August 2026, December 2026 and May 2027, respectively, as well as the AA+.ar long-term foreign-currency rating for the Class T Notes, maturing in August 2027.

Key Events During the Quarter

Appointment of Juan Manuel Truppia as Chief Treasury & Global Markets Officer

On April 20, 2026, Juan Manuel Truppia was appointed as Chief Treasury & Global Markets Officer, supporting the Bank’s financial strategy and strengthening its market positioning. Mr. Truppia holds a degree in Economics and brings over 18 years of experience in the financial industry, combining strong technical expertise, leadership, and an analytical and strategic approach developed through his career at institutions such as HSBC, Banco Hipotecario, and TPCG Valores. His appointment reinforces the Company’s commitment to results‑driven management and long-term value creation for clients, investors, and its teams.

Corporate Notes Issuances

On May 4, 2026, the Bank issued US$20.1 million of Class V Negotiable Obligations, with a 12-month maturity and a fixed interest rate of 3.25%, maturing on May 4, 2027.

Subsequent Events

Banco Supervielle and Aerolíneas Argentinas launched a strategic partnership for Identité segment customers

In May 2026, Banco Supervielle and Aerolíneas Argentinas launched a strategic partnership that allows eligible credit card customers to automatically earn Aerolíneas Plus miles through their everyday spending. The initiative enhances the value proposition of the Identité segment and reinforces Supervielle’s strategy of expanding its ecosystem beyond traditional financial services through benefits focused on travel, mobility, and customer experience.

Grupo Supervielle included in the BYMA Sustainability Index for the eighth consecutive year

In June 2026, Grupo Supervielle was included in the BYMA Sustainability Index, marking its eighth consecutive year as a constituent since the index's launch. This recognition highlights the Company's continued commitment to integrating environmental, social, and governance (ESG) principles into its business strategy and long-term value creation.

Corporate Notes Issuances

On August 7, 2026, the Bank issued US$58.4 million of fixed-rate senior notes in the local capital markets, including US$11.8 million of 24-month Class W notes maturing on August 7, 2028 at a 5.50% fixed interest rate, and US$46.6 million of 12-month Class X notes maturing on August 7, 2027 at a 3.50% fixed interest rate.

Appendix

Appendix I: Investment Securities Classification and Accounting Methodology

Below is a breakdown of the securities portfolio held as of each reporting date, between securities held for trading purposes, securities held to maturity, and securities available for sale.

1.	Includes securities denominated in AR$ and US$
2.	As of June 30, 2026 includes AR$654 billion of government securities setting up Minimum reserve requirements.
3.	Boncer in Guarantee
4.	Bopreal in Guarantee

The accounting methodology is different for each security class.

a)	Amortized cost (“Held to maturity”): Assets measured at amortized cost are those held for the purpose of collecting contractual cash flows. Interest income is recognized in net interest margin. Assets in this category include the Company’s loan portfolio and certain government and corporate securities.

b)	Fair value through other comprehensive income (“Available for sale”): Assets measured at fair value through other comprehensive income are those held for the purpose of both collecting contractual cash flows and selling financial assets. Interest income is recognized in net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

c)	Fair value through profit or loss (“Held for trading”): Assets measured at fair value through profit or loss are those held for the purpose of trading financial assets. Changes in fair value are recognized in the "Net income from financial instruments" line item of the income statement.

Appendix II: Assets & Liabilities. Repricing dynamics

As of June 30, 2026, AR$ liabilities repriced on average in 15 days compared to 13 days as of the close of the previous quarter. Portfolio repricing dynamics as of June 2026, show that AR$ total Assets are repriced in 131 days, while AR$ loans are repriced in an average term of approximately 180 days.

Appendix III: Definition of Ratios

Net Interest Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities, other net operating income and turnover tax.

ROAE: Attributable Net Income divided by average shareholders’ equity, calculated daily and measured in local currency.

ROAA: Attributable Net Income divided by average assets, calculated daily and measured in local currency.

Efficiency Ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities, other net operating income and turnover tax.

Loans to Total Deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets.

Cost of Risk: Annualized loan loss provisions divided by total financing (Loans, Leasing, and off-balance guarantees granted to corporate customers as guaranteed SMEs bonds, “Pagarés Bursátiles” and foreign trade transactions as of the end of the reported period).

Cost of Risk, net: Annualized loan loss provisions + Credits recovered and disaffected provisions divided by total financing as of the end of the reported period.

Appendix IV: Banco Supervielle Financial Figures & Key Ratios

Highlights

INCOME STATEMENT	2Q26	1Q26	4Q25	3Q25	2Q25	% Change QoQ
Net Interest Income	250.789	224.994	267.291	201.134	259.655	11,5%
NIFFI & Exchange Rate Differences	25.195	26.257	-5.889	-48.044	5.284	-4,0%
Net Financial Income	275.984	251.251	261.401	153.089	264.938	9,8%
Net Service Fee Income	33.389	35.052	35.028	36.057	34.646	-4,7%
RECPPC	-20.791	-29.638	-28.658	-28.515	-32.335	-29,8%
Loan Loss Provisions	68.007	72.191	126.585	73.488	59.388	-5,8%
Personnel & Administrative Expenses	-166.602	-163.264	-151.876	-143.722	-147.829	2,0%
Profit (Loss) before income tax	-3.633	-42.292	-82.286	-119.318	-6.720	na
Attributable Net income (Loss)	-3.543	-29.988	-51.739	-75.914	989	na
Adjusted Net Income	19.215	-5.503				
Bank Ecosystem- Attributable Net Income (Loss)	**7.242**	**-23.536**	**-32.208**	**-67.380**	**11.923**	**na**
Bank Ecosystem- Adjusted Attributable Net Income (Loss)	**30.620**	**1.839**				
BALANCE SHEET	**jun 26**	**mar 26**	**dec 25**	**sep 25**	**jun 25**	**QoQ**
Total Assets	8.319.552	8.326.264	8.649.343	9.084.635	7.665.959	-0,1%
Average Assets[1]	7.989.573	8.293.212	7.793.864	7.350.297	6.898.366	-3,7%
Total Loans & Leasing[2]	4.332.046	4.252.422	4.504.385	4.155.166	3.851.869	1,9%
Total Deposits	139.834	137.606	142.806	161.297	180.035	1,6%
Attributable Shareholders' Equity	860.822	860.346	888.548	931.874	1.011.145	0,1%
Average Attributable Shareholders' Equity[1]	859.178	871.945	907.705	972.437	1.051.676	-1,5%

KEY INDICATORS	2Q26	1Q26	4Q25	3Q25	2Q25
Profitability & Efficiency					
ROAE	-1,7%	-14,0%	-22,8%	na	0,4%
Adjusted ROAE	8,9%	-2,5%			
ROAA	-0,2%	-1,4%	-2,7%	na	0,1%
Net Interest Margin (NIM)	19,7%	17,1%	20,6%	10,9%	20,9%
Net Fee Income Ratio	10,8%	12,2%	11,8%	19,1%	11,6%
Cost / Assets	9,5%	9,0%	9,0%	9,0%	9,7%
Efficiency Ratio	69,1%	75,8%	70,5%	111,7%	66,4%
Adjusted Efficiency Ratio	56,3%	60,5%			
Liquidity & Capital					
Total Loans to Total Deposits	72,6%	77,1%	77,8%	67,3%	71,7%
Total Equity / Total Assets	10,3%	10,3%	10,3%	10,3%	13,2%
Total Capital / Risk weighted assets (standalone)	11,8%	13,0%	13,3%	11,8%	13,3%
CET 1 / Risk weighted assets (standalone)	11,8%	13,0%	13,3%	11,8%	13,3%
CET 1 / Risk weighted assets (consolidated basis)	14,2%	15,4%	15,4%	13,2%	13,9%
Risk Weighted Assets / Total Assets	67,0%	62,0%	62,0%	63,2%	83,2%
Asset Quality					
NPL Ratio	5,5%	5,6%	5,0%	3,9%	2,7%
Allowances as a % of Total Loans	5,4%	5,8%	5,6%	4,4%	3,6%
Coverage Ratio	98,9%	103,9%	111,6%	112,2%	129,7%
Cost of Risk	6,1%	6,4%	10,6%	6,6%	5,8%
Net Cost of Risk	5,6%	6,0%	10,4%	6,4%	5,5%

1.	Average Assets and average Shareholders’ Equity calculated on a daily basis.
2.	Loans and Leasing before Allowances.

Appendix V: Regulatory Environment

The following table provides a summary of the most relevant regulations currently in place impacting the Company. A more detailed description of these regulations is also included hereunder, grouped by topic, to facilitate understanding.

Regulation	Description	Limit
Deposits Minimum Interest Rate	Minimum Interest Rate	No minimum interest rate, since March 11, 2024
Active interest rates	Badlar TAMAR (30-days Time Deposits above AR$1 billion) Repo	Badlar: 22.0% (as of August 6, 2026) Tamar: 23.25% (as of August 6, 2026) Repo Rate: 20.00% (since November 20,2025)
Cap on Credit Cards Financing	Limit	125% over the previous month's average lending rate of the entity for unsecured personal loans.
UVA. Mortgage Loans	Installment limit	UVA loan to be paid may not exceed 35% of customer monthly income
Limit to Public Sector Financing	Exceptions

Limit: 75% of Regulatory Capital.

Exception from the limits for financing the non-financial public sector:

●
Government securities whose liquidity option arranged with the Central Bank of the Argentine Republic were rescinded.
●
National treasury Capitalizable notes which are subscribed primarily for own portfolios from May 16, 2024 up to an amount equivalent to the accumulated reduction in the balance of passive repos balances with the Central Bank recorded on May 15, 2024 and up to the date of integration of such LECAP.
●
National Treasury Capitalizable Notes in Pesos" (LECAP) acquired in the secondary market from July 5, 2024 onwards.
●
Fiscal Liquidity Letters" (LeFi) acquired by financial entities

Dividends by Financial Entities	Prohibition of payment

On March 19, 2026, the Central Bank authorized banks to distribute, starting in May 2026, profits in three equal monthly installments, up to 60% of the retained earnings for the year ended December 31, 2025.

Net Global Position (NGP)	Special cash position

NGP may not exceed the minimum between the cash position as of November 4, 2021, and the monthly average of daily balances registered in October 2021, without considering the securities issued by residents that had been considered. Excluding this special cash position, NGP is limited to a 4% maximum long position.

Liquidity Ratios	Liquidity Coverage Ratio Net Stable Funding Ratio	LCR>=1 NSFR>=1 Since June 2026, these ratios are only required for institutions designated as systemically important

Interest Rates

On July 11, 2024, the Central Bank, issued Communication 8060, announcing the suspension of new passive repo operations starting July 22, 2024. From that date onwards, financial institutions had the option to purchase "Fiscal Liquidity Letters" (LEFI) issued by the National Government through Argentina’s Central Bank. Financial entities shall inform, by the close of the MEP (Mercado Electrónico de Pagos) system, the amount of the peso current account balance they wish to maintain as a base balance. Any amount exceeding this informed balance was considered an instruction to purchase and was applied towards acquiring the aforementioned instruments.

According to the changes in monetary policy announced by the government on April 11, 2025, the monetary policy rate became endogenous starting July 11, 2025.

In line with the announcement made on June 9, 2025, the Central Bank of Argentina (BCRA) discontinued offering Liquidity Treasury Bills (LEFIs) to financial institutions effective July 10, 2025, ahead of their maturity date of July 17, 2025.

●	Monetary policy rate
o	According to the changes in monetary policy announced by the government on April 11, 2025, the monetary policy rate became endogenous starting July 11, 2025.

●	Tamar

On November 7, 2024, the Central Bank announced a new interest rate, the Argentine Wholesale Rate (TAMAR). This rate is calculated based on fixed-time deposits of AR$1 billion or more, with maturities ranging between 30 to 35 days. The TAMAR has been published since December 2, 2024. Unlike other benchmark interest rates, such as BADLAR and TM20, the distinctive feature of TAMAR is that the minimum amount of eligible deposits for its calculation is updated annually.

●	Credit Card Financing Maximum Interest Rates

The interest rate may not exceed 25% of the rate applied to personal loan credit lines for customers.

On June 30, 2022, the Central Bank, through Com “A” 7535 established that financial entities and non-financial credit providers will not be able to finance in installments the purchases of their customers of tickets to travel abroad, tourist services abroad and products abroad that are received through the postal delivery system without commercial purpose.

Central Bank’s Active Repo Window

On August 12, 2025, the Central Bank of Argentina (BCRA) announced the launch of active repo transactions for financial institutions through the SIOPEL REPO platform, available from 5:00 p.m. to 5:30 p.m. The applicable rate is the weighted average of repo transactions executed by 5:00 p.m. plus 200 basis points. Eligible collateral consists of peso-denominated government securities with a residual maturity of more than 60 days, acquired through primary market subscriptions for the institution’s own portfolio since the date of communication. The maximum participation limit is up to 5% of each institution’s Computable Regulatory Capital (”RPC” in Spanish).

In April 2026, in connection with the measures adopted through Communication "A" 8423, the Central Bank reactivated the active repo corridor for financial institutions, as a tool to contain short-term interest rate volatility at market close and to support the normalization of system liquidity.

Credit Lines and Loans to SMEs

Incentives for SMEs Financing:

In March 2024, the Board of the Central Bank of Argentina established a New Regulatory Scheme for Incentives to SMEs Financing, which became effective in April 2024. This simplified scheme encouraged credit assistance through reductions in reserve requirements.

Under this framework, financial institutions could benefit from reductions in their minimum cash requirements (reserves) if their average balance of SME loans represented at least 7.5% of their non-financial private sector in pesos. Additionally, at least 30% of this financing should be allocated to investment projects with a minimum average term of 24 months. Interest rates were freely negotiated between the parties.

To further promote longer-term loans, the regulation also introduced an additional incentive: financial institutions that provide financing for SME investment projects with an average term of 36 months or more are allowed to reduce 40% of the financing amount from their minimum cash requirement.

However, since January 1, 2025, this incentive only applied to the residual portfolio as of that date, being no longer available for loans originated thereafter.

UVA loans

●	Through Communication “B” 12123 and Communication “A” 7270 the Central Bank, established that financial institutions should enable an instance to consider the situation of those customers in which the installment of the UVA loan to be paid exceeds 35% of their monthly income.

●	On June 7, 2024, through General Resolution 1004, the CNV (Comisión Nacional de Valores) exempted operations involving the sale of negotiable securities settled in foreign currency and in local jurisdiction (Dolar MEP) using funds from UVA mortgage credits, up to the amount of said credits.

Limit to Public Sector financing

The current regulations issued by the Central Bank establish maximum limits on the financial assistance that institutions may provide to the non-financial public sector, based on a percentage of each institution’s Computable Regulatory Capital, with a cap of 50% for the national public sector, 25% for each provincial jurisdiction or the Autonomous City of Buenos Aires, and 3% for each municipal jurisdiction, which may be increased by up to 15 percentage points when assistance is granted to trusts or fiduciary funds under specific conditions; overall, total financing to the public sector cannot exceed 75% of the RPC, and monthly financial assistance is limited to 35% of the institution’s total assets, with exceptions including certain national public securities with rescinded liquidity options in accordance with Communication A 8063, as well as provisions introduced by Communication “A” 8058 allowing the acquisition of Treasury Notes Capitalizable in Pesos (LECAP) in the secondary market without these operations being counted within the exposure limits to the non-financial public sector.

Removal of some Restrictions on Foreign Currency Financing

On February 20, 2025, through Communication “A” 8202, the Central Bank of Argentina (BCRA) eased section 1.4 of the "Credit Policy" regulations, which previously restricted the use of foreign currency financing sourced from external credit lines and foreign currency bonds. Under the previous rule, such financing was exclusively designated for exporters.

On June 11, 2026, through Communication “A” 8446, the Central Bank expanded the eligible uses of the lending capacity of foreign currency deposits to include financings granted to clients backed by foreign currency guarantees issued by exporters, provided that such guarantors act as principal obligors and waive the benefits of prior exhaustion and division. These financings are also exempted from the requirement that maturities be consistent with the borrower’s expected cash flows in the currency of the loan. Effective June 12, 2026, the measure broadens access to U.S. dollar financing to companies that do not directly generate foreign currency revenues.

Minimum Cash Reserve Requirements

Amid the Covid-19 pandemic outbreak, the Central Bank eased minimum cash reserve requirements by increasing the amount of deductions allowed to reduce reserve requirements. Since then and until December 31, 2024, the Central Bank ruled additional deductions allowed to reduce reserve requirements. Since January 2025, most of these deductions were eliminated for new lending.

Most significant deductions effective mainly until December 2024 included:

Deduction
Loans granted (balances) to MiPyMES	Reserve requirement	1.88% of total Deposits
	Total Loans	Only residual portfolio. No new loans allowed after January 1, 2025. 20% since April 1, 2025 (previously: 40%)
Aggregate financings in Pesos granted under the “Ahora 12” program, with a limit of 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash	To those loans granted since March 22, 2024	Only residual portfolio. No new loans allowed after January 1, 2025. 7.5% since April 1, 2025 (previously: 15%)
Loans granted in the previous months to individuals and SMEs which were not included by financial entities in the "Central de Deudores” -debtors of the financial system-	Since March 2024	Only residual portfolio. No new loans allowed after January 1, 2025 25% since April 1, 2025. (previously: 50%)

Note: 1 Effective from July 1,2020, also applies to loans granted to non-SMEs clients, if those funds were invested for the acquisition of machinery and equipment produced by local SMEs.

On January 30, 2025, through Communication “A” 8189, the Central Bank increased to 20% from 15% the minimum reserve requirement on Special Checking accounts to be set up in cash.

On July 17, 2025, and July 31, 2025, the Central Bank, through Communications “A” 8281 and “A” 8289 increased to 40% from 20% (10% through communication 8281 and 10% through communication 8289 respectively) the minimum cash requirement rates applicable to sight deposits and time deposits with early cancellation options. This increase was effective since August 1, 2025, and it applies to the assets of money market mutual funds, as well as passive repos. At the same time, the minimum cash requirement rates in pesos that may be set up with securities were reduced by 4 percentage points.

On August 14, 2025, through Communication “A” 8302, the Central Bank introduced changes to reserve-requirement regulations, including the shift to daily compliance and a temporary 5 p.p. increase in reserve requirements for peso-denominated sight deposits and certain money-market related liabilities, effective August 19 and originally in force until November 28, 2025. This increase was subsequently extended through March 2026 under Communication “A” 8355 mentioned below.

On August 29, 2025, through Communication “A” 8306, the Central Bank increased by 3.5 p.p the minimum cash requirement rates applicable to all peso-denominated liabilities subject to fractional reserve requirements, effective September 1, 2025. This additional portion may be met with eligible government securities. In addition, the Central Bank increased by 2 p.p. the proportion of the requirement applicable to peso-denominated sight deposits that may be met with such securities under the same conditions.

On November 1, 2025, through Communication “A” 8350, the Central Bank established that minimum cash reserve requirements must be calculated based on the monthly average, while ensuring a daily minimum integration of 95%.

On November 20, 2025, through Communication “A” 8355, the Central Bank of Argentina eliminated, effective

December 1, 2025, the additional 3.5-percentage-point reserve requirement applied to demand deposits and certain money-market-related accounts which was ruled on August 29 and effective since September 1, while increasing the portion that may be integrated with qualifying government securities by the same amount. The daily minimum integration requirement was reduced from 95% to 75%. On April 16, 2026, through Communication “A” 8423, the Central Bank of Argentina reduced the daily minimum integration requirement from 75% to 65%. In the same communication, the Central Bank also removed the minimum and maximum residual maturity restrictions applicable to the government securities eligible to be applied towards reserve requirements, thereby broadening the universe of eligible assets and providing institutions with additional flexibility in the management of their short-term liquidity.

Separately, the Central Bank extended until March 31, 2026, the additional 5-percentage-point reserve requirement originally established by Communication “A” 8302 for Group A banks -including Banco Supervielle- and G-SIB subsidiaries, while maintaining broader flexibility for integration with eligible government securities. As of March 31, 2026, this additional 5‑percentage‑point requirement was effectively lifted. As a result, minimum reserve requirements on Savings and Checking accounts were reduced to 45.0%, of which 31.5% must be met in cash and 13.5% with government securities, while reserve requirements on Special Checking Accounts from Mutual Funds were reduced to 40%, with 36.5% to be met in cash and 3.5% with government securities.

On February 5, 2026, through Communication “A” 8397, the Central Bank of Argentina introduced a temporary carryover mechanism for the integration of the peso minimum cash reserve requirement. As from the February 2026 reserve position, financial institutions are allowed to transfer to the following month an unmet portion of the peso cash reserve requirement, up to a maximum of 5% of the applicable requirement, provided that such amount is fully offset in the subsequent period.

As of the date of this release, the minimum reserve requirements on AR$ deposits are as follows:

Minimum Reserve Requirements	Cash	Treasury Bonds	Total
Saving Accounts	31.5%	13.5%	45.0%
Checking Accounts	31.5%	13.5%	45.0%
Special Checking Accounts - Mutual Funds	36.5%	3.5%	40.0%
Time Deposits		28.5%	28.5%

Related to US$ Deposits, minimum cash reserve requirements are 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17%, reduced to 11% for deposits with a residual term ranging from 60 to 89 days, to 5% for deposits with a residual term between 90 to 179 days, and to 2% for residual terms between 180 to 365 days. Deposits with a residual term exceeding 365 days have no minimum cash requirement.

On February 5, 2026, the Central Bank of the Argentine Republic issued Communication “A” 8397, amending the minimum cash reserve requirements framework. The regulation updated the reserve ratios applicable to foreign financial liabilities obtained from related parties through external credit lines, setting a 20% reserve requirement for obligations with an original maturity of up to 179 days and a 0% requirement for obligations with longer maturities. In addition, the regulation expanded the scope of liabilities excluded from minimum reserve requirements to include obligations with foreign banks arising from financial credit lines granted by non‑related parties, in addition to those granted by multilateral development banks, regardless of the destination of the funds.

U.S. Dollar in Checking Accounts and ECHEQs

On August 7, 2025, through BCRA Communication 8299, the Central Bank authorized the use of the U.S. dollar in bank checking accounts and allowed the issuance of checks in U.S. dollars exclusively via ECHEQ, which can be traded in the secondary market and are used by SMEs as a financing mechanism. Financial institutions must implement the necessary changes by December 1, 2025.

Payroll Accounts in U.S. Dollars

On July 24, 2026, through Communication "A" 8460, the Central Bank of Argentina issued the regulations governing payroll accounts (“cuentas sueldo”) denominated in U.S. dollars. The measure aligns the Central Bank's framework with the Labor Modernization Law No. 27,802, whose section 34 amended section 105 of the Employment Contract Law No. 20,744 to provide that remuneration may be paid in either local or foreign currency, whereas the previous framework contemplated peso-denominated accounts only.

Under the new regulation, payroll accounts may be denominated in Argentine pesos or in U.S. dollars, subject to agreement between employer and employee. Opening, maintenance, transfers and withdrawals are free of charge up to the amount of the credits arising from the employment relationship; amounts not withdrawn accumulate with no time limit and remain within the scope of that exemption. Financial institutions are required to process cash deposits and withdrawals in U.S. dollars at the branch where the account is held; at other branches, ATMs and self-service terminals, the service is subject to the institution's operating availability of foreign banknotes.

The Labor Modernization Law preserved the exclusivity of bank accounts for the crediting of salaries, and did not extend this capability to payment accounts (CVU) operated by Payment Service Providers.

Liquidity & Capital

On March 19, 2020, the Central Bank ruled, through Communication “A” 6938, that group A financial institutions were allowed to consider as Tier 1 capital (COn1), when calculating minimum capital requirements, the positive difference between the accounting provision, calculated in accordance with point 5.5. of IFRS 9, and the regulatory provision, calculated in accordance with the standards on minimum loan loss provisions required, or the accounting provision as of November 30, 2019, the higher of both, that is, when the provision under IFRS is greater than the regulatory (or accounting as of that date). As of the date of this release, this provision is still in force.

On July 18, 2024, through Communications “A” 8066, “A” 8067 and “A” 8068 the Central Bank modified sections 2, 5 and 7 of the Minimum Capital Requirement regulations effective January 1, 2025, October 1, 2024, and March 1, 2025, respectively.

The main changes in these communications are:

●	The credit and operational risk requirements now differ for entities in Group 1 and 2. According to Communication “A” 8067, Group1 entities are defined as those classified by the Argentine Central Bank as having a local systemic importance (D-SIB) or foreign bank branches or subsidiaries designated as having global systemic importance (G-SIB).
●	Certain credit risk weights were modified; for example, commitments that are unconditionally cancellable at any time by the bank without prior notice, or that automatically cancel due to deterioration in a borrower’s creditworthiness, will have a credit conversion factor (CCF) of 10%, compared to 0% previously.
●	New subgroups of exposures were introduced to improve risk differentiation and enhance credit risk calculations, such as exposures to “investment grade” corporates, Corporate SMEs, and regulatory retail exposure to “transactors”, among others.
●	The gross income for the operational risk requirement must be expressed in terms of the measuring unit current at the end of the prior month to the one in which the calculation is made. Additionally, the effect of inflation on the net monetary position is incorporated into the gross income.

In December 2025, through Communication "A" 8364, the Central Bank of Argentina established a new classification regime for financial institutions, replacing the previous three-group scheme (Groups A, B and C) with a two-group scheme (Groups A and B). Classification is now determined on the basis of both total assets and deposits captured, measured over a 12-month sample period, as compared with the previous criterion based on assets only over a three-month period. Institutions reclassified as a result of the new regime were required to comply with the Minimum Cash Reserve Requirement regulations as from January 2026, with a six-month transition period —effective July 1, 2026— for the remaining regulations. Under the Minimum Capital Requirement regulations, the operational risk requirement may not exceed 20% of the average minimum capital requirement for credit risk over the preceding 36 months in the case of Group A institutions, and 17% in the case of Group B institutions.

On September 18, 2025, through Communication “A” 8329, the Central Bank resolved to establish that, for Group 2A institutions (non-systemic risk institutions, including Banco Supervielle), the minimum capital requirement for operational risk—calculated in accordance with section 7.2 of the “Minimum Capital Requirements for Financial Institutions” regulation—may not exceed 20% of the average minimum capital requirement for credit risk over the preceding 36 months, expressed in real terms as of the month prior to the calculation. This measure introduces a new cap applicable to Group 2A entities and explains the decline in the Company’s operational risk capital as of September 30, 2025. This cap has since been incorporated into the two-group classification framework introduced by Communication "A" 8364 described above.

On January 29, 2026, through Communication “A” 8394, the Central Bank of Argentina introduced amendments to the minimum capital framework applicable to financial institutions. The regulation updates the criteria for the allocation of financial instruments between the trading book and the banking book, modifies the calculation of capital requirements for market risk, and establishes additional requirements related to valuation methodologies, internal controls and governance. The amendments also revise specific provisions regarding interest rate risk, equity risk, counterparty credit risk and internal risk transfers. The new regulatory framework will become effective as of August 1, 2026. In August 2026, through Communication "A" 8463, the Central Bank issued the updated ordered texts on Minimum Capital Requirements for Financial Institutions incorporating these amendments.

In June 2026, the BCRA issued Communication “A” 8445, under which the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) requirements remain applicable only to banks designated as domestic systemically important (D-SIBs) and to branches or subsidiaries of global systemically important banks (G-SIBs), and no longer apply to the remaining Group A institutions. Supervielle is not designated as a D-SIB and is therefore outside the scope of these ratios, while continuing to report liquidity information to the BCRA under the applicable regimes.

Dividends

On March 19, 2026, through Communication “A” 8410, the Central Bank of Argentina authorized financial institutions, subject to prior approval by the Central Bank of Argentina, to distribute profits through December 31, 2026, in three equal, monthly and non‑cumulative installments, payable as from the third business day of May and of each subsequent month in which such distributions are made. The total amount to be distributed may not exceed 60% of net profits for fiscal year 2025, after the allocation to mandatory reserves.

Net Global Position of Foreign Currency

Financial entities are currently limited by the Central Bank in their Net Global Position of Foreign Currency. For negative positions, a financial entity may not exceed 30% of its Regulatory Capital, while for positive positions it may not exceed 5% of its Regulatory Capital.

Additionally, the spot cash position may not exceed 0% of the Regulatory Capital. The spot cash position is equal to the global position deducting:

1. The net position in forward transactions, cash to be settled, futures, options and other derivatives,

2. The net position of dollar-linked securities,

3. The positive difference between the balances of cash and the non-application of resources in foreign currency,

4. Pre-financing of exports whose funding in foreign currency is allocated to dollar-linked liabilities, and

5. Balance of guarantees constituted by operations with debit and credit cards abroad for up to an amount equivalent to five consecutive days of consumption.

On November 25, 2021, the Central Bank, through Communication “A” 7405 updated the percentage of the FX spot position, which since December 1, 2021, should not exceed the amount equivalent to 0% of the minimum capital requirements.

Since December 2021, the guarantees constituted by Credit Cards transactions abroad for an amount equivalent to five calendar days of consumption are deducted from the spot cash position.

On July 13, 2022, the Central Bank, through Communication “A” 7545 established that financial entities should deduct Dual currency Bonds to determine the Net Global Position in foreign currency.

On October 12, 2023, the Central Bank established that financial institutions cannot increase, without prior approval from that institution, their daily foreign currency cash position compared to the level the institution had at the close of the day prior to the entry into force of this regulation. Financial institutions may cover their daily cash position, up to zero, with non-transferable domestic bonds issued by the Central Bank of the Argentine Republic in pesos payable at the official exchange rate according to Communication "A" 3500 (LEDIV), which they may use for this position, and/or national public securities in foreign currency or linked to the evolution of that currency.

On July 18, 2025, through Communication “A” 8276, the Central Bank expanded the limit for the positive Net Global Foreign Currency Position (PGN) that financial institutions may hold. The adjustment allows banks to include peso-denominated loans with a variable rate linked to USD exchange rate, provided these loans are not intended for uses restricted under the Central Bank’s Credit Policy guidelines. These transactions may be applied toward the 30% cap of the bank’s Adjusted Stockholders’ Equity (RPC).

Special treatment for debt instruments of the Non-Financial Public Sector

On December 31, 2019, the Central Bank, through Communication "A" 6847 provided a special treatment for debt instruments of the Non-Financial Public Sector, which were effective January 1, 2020, excluding the scope of application of IFRS 9 to non-financial public sector debt instruments.

ANSES Regulation 151/2023

Since 1996, Banco Supervielle has acted as one of the payment agents in relation to the payment of pensions and benefits to Senior Citizens and pensioners on behalf of the Argentine government under a contract with ANSES. The provision of this service allows the Bank to access a group of potential customers for financial services.

The agreement with ANSES expired on June 30, 2023. On July 25, 2023, ANSES issued Resolution No. 151/2023 which sets forth the new procedure of, and establishes new requirements for, the payment of social benefits, and the obligation of the banks that pay pensions or benefits on behalf of ANSES to sign new agreements with ANSES.  The banks (including Banco Supervielle) are in the process of negotiating a new agreement with ANSES.

The Bank has invested in cutting-edge service models and products that facilitate its senior citizen customers to make transactions. The Bank is prepared to continue to offer its services within the framework of the new agreement to be entered into with ANSES and to continue to be a leading bank in providing pension service payments.

Implementation of the Innocence Fiscal Law

On February 9, 2026, the Argentine Executive Branch published Decree 93/2026, certain provisions of the Innocence Fiscal Law (Law No. 27,799). The decree regulates the Simplified Income Tax Filing Regime and introduces a material shift in the tax enforcement approach. Over time, the implementation of this regulatory framework could support greater formalization of savings and financial transactions, which may have a positive impact on banking penetration and deposit levels within Argentina’s financial system.

Grupo Supervielle financial statements

Consolidated Balance Sheet Data - Non Restated Figures (In millions of Argentine Ps.)	jun 26	mar 26	dec 25	sep 25	jun 25
Assets					
Cash and due from banks	1.392.292,2	1.483.313,7	1.599.186,5	1.760.045,1	1.095.226,8
Securities at fair value through profit or loss	428.099,1	311.613,7	249.506,5	154.394,1	246.108,6
Derivatives	2.237,0	8.388,5	9.910,6	5.098,5	7.202,7
Repo transactions	221.369,5	9.742,0	3.657,0	503,5	-
Other financial assets	153.849,3	51.113,8	59.956,4	121.185,9	39.226,9
Loans and other financings	4.100.529,3	3.879.569,8	3.766.084,8	3.265.031,7	2.881.474,4
Other securities	1.173.157,5	913.980,8	822.360,2	960.323,6	1.109.499,7
Financial assets in guarantee	551.881,5	850.793,4	694.441,7	673.494,9	204.534,7
Current Income tax assets	-	-	-	-	-
Investments in equity instruments	7.996,8	5.385,3	5.685,9	6.145,3	5.003,3
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-
Property, plant and equipment	104.509,7	102.091,8	102.448,4	80.021,1	77.984,5
Property investments	90.268,4	90.752,4	91.901,6	70.545,6	70.705,1
Intangible Assets	171.553,6	165.509,4	160.398,7	149.948,9	138.563,3
Deferred tax assets	129.446,7	126.527,3	105.496,4	94.085,8	55.111,5
Other non-financial assets	41.811,7	33.067,5	29.449,1	24.698,0	26.525,8
Total assets	**8.569.002,3**	**8.031.849,5**	**7.700.483,8**	**7.365.522,0**	**5.957.167,2**
Liabilities and shareholders' equity					
Deposits:	5.970.756,7	5.340.418,1	5.118.886,5	5.060.470,6	4.157.672,7
Non financial public sector	237.871,9	345.031,4	131.280,9	161.318,2	160.047,6
Financial sector	533,8	1.524,7	744,0	657,3	283,2
Non financial private sector and foreign residents	5.732.350,9	4.993.862,1	4.986.861,6	4.898.495,2	3.997.341,8
Liabilities at a fair value through profit or loss	81.983,6	10.207,1	693,9	13.291,6	-
Repo transactions	319.290,0	547.174,7	393.411,4	386.339,2	55.559,4
Other financial liabilities	283.415,5	284.295,7	280.272,3	204.914,1	179.091,1
Financing received from Central Bank and others	562.128,7	603.947,1	480.793,7	360.207,9	85.734,9
Medium Term Notes	102.878,3	106.094,6	174.866,4	261.751,4	359.789,7
Current Income tax liabilities	(8.552,2)	3.256,5	647,3	3.123,1	5.213,4
Provisions	14.859,8	14.348,2	13.890,8	42.780,6	43.861,1
Deferred tax liabilities	(457,8)	(365,5)	(190,3)	1.515,5	545,9
Other non-financial liabilities	203.191,1	153.167,9	323.368,4	178.576,4	214.047,3
Total liabilities	**7.529.493,8**	**7.062.544,3**	**6.786.640,5**	**6.512.970,5**	**5.101.515,4**
Attributable Shareholders' equity	**1.038.740,1**	**968.578,3**	**913.137,4**	**851.882,1**	**854.956,7**
Non Controlling Interest	768,4	726,9	705,9	669,4	695,1
Total liabilities and shareholders' equity	**8.569.002,3**	**8.031.849,5**	**7.700.483,8**	**7.365.522,0**	**5.957.167,2**

About Grupo Supervielle S.A.

(NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and have more than 135 years of experience operating in Argentina. Supervielle is focused on offering fast solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to its clients’ needs and digital transformation. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE. The subsidiaries of Grupo Supervielle are: (i) Banco Supervielle, which is the seventh largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers, (vi) IOL, the leading online retail broker; (vii) Portal Integral de Inversiones, a platform providing online financial investment products, and (viii) MILA, a company specialized in the financing of car loans. Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, Espacio Cordial, an entity offering retail non-financial products, IOL Agente de Valores S.A., and IOL Holding S.A. a holding company that owns IOL’s, Portal Integral de Inversiones’ and IOL Agente de Valores’ shares, are also part of Grupo Supervielle. As of the date of this report, Supervielle´s network includes 117 bank branches and 2 branch annexes, its digital channels and virtual branches, and its commercial partnerships, serving close to 1.9 million active clients.

For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi	Gustavo Tewel	Gonzalo Mingrone
Chief Corporate Affairs and Investor Relations Officer	IR Team Leader	Junior IR analyst
Ana.BARTESAGHI@supervielle.com.ar	Gustavo.TEWEL@supervielle.com.ar	Gonzalo.MINGRONE@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.

Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 10, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer